ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34783
August 23, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

T&D Holdings, Inc. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of T&D Holdings, Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated Financial Summary (For the three months ended June 30, 2006) dated August 11, 2006;

2. Non-Consolidated Financial Summary (For the three months ended June 30, 2006) dated August 11, 2006;

3. Non-Consolidated Financial Summary (Financial Summary for Taiyo Life Insurance Company) dated August 11, 2006 and Supplementary Materials for the Three Months Ended June 30, 2006;

4. Non-Consolidated Financial Summary (Financial Summary for Daido Life Insurance Company) dated August 11, 2006 and Supplementary Materials for the Three Months Ended June 30, 2006;

5. Non-Consolidated Financial Summary (Financial Summary for T&D Financial Life Insurance Company) dated August 11, 2006 and Supplementary Materials for the Three Months Ended June 30, 2006; and

6. Brief Description of Japanese Language Documents.

dlw 8/28

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2006)

August 11, 2006

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: Applicable. Accounting standard for presentation of net assets in the balance sheet and its implementation has been applied since the three months ended June 30, 2006.
(3) Scope of Consolidation and Application of Equity Method:
Number of consolidated subsidiaries: 16
Number of non-consolidated subsidiaries accounted for by the equity method: 0
Number of affiliates accounted for by the equity method: 2
(4) Changes in Scope of Consolidation and Application of Equity Method: None

2. Consolidated Operating Results for the Three Months Ended June 30, 2006 (April 1, 2006 - June 30, 2006)

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	% change
Three months ended June 30, 2006	¥632,878 million	1.2	¥57,591 million	108.1	¥26,944 million	310.9
Three months ended June 30, 2005	¥625,381 million	(9.6)	¥27,674 million	(23.7)	¥ 6,558 million	(79.0)
Year Ended March 31, 2006	¥2,444,295 million	5.5	¥136,846 million	25.7	¥35,545 million	(4.3)

	Net Income per Share	Net Income per Share (Fully Diluted)
Three months ended June 30, 2006	¥109.41	-
Three months ended June 30, 2005	¥27.16	-
Year Ended March 31, 2006	¥146.19	-

Notes:
1. *Equity in net gain of affiliated companies: ¥3 million for the three months ended June 30, 2006; ¥6 million for the three months ended June 30, 2005; ¥22 million for the year ended March 31, 2006*
2. *Average number of outstanding shares during the term (consolidated): three months ended June 30, 2006: 246,269,402; three months ended June 30, 2005: 241,458,788; year ended March 31, 2006: 241,664,575*
3. *% change for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of June 30, 2006	¥13,726,636 million	¥940,701 million	6.8%	¥3,813.68
As of June 30, 2005	¥13,015,991 million	¥589,785 million	4.5%	¥2,442.62
As of March 31, 2006	¥13,986,233 million	¥1,080,098 million	7.7%	¥4,384.93

Note: Number of outstanding shares at the end of the term (consolidated): as of June 30, 2006: 246,267,905; as of June 30, 2005: 241,455,938; as of March 31, 2006: 246,271,247

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Three months ended June 30, 2006	¥(26,973) million	¥46,195 million	¥6,199 million	¥858,332 million
Three months ended June 30, 2005	¥(22,275) million	¥35,324 million	¥(14,042) million	¥867,881 million
Year Ended March 31, 2006	¥138,640 million	¥(196,333) million	¥27,346 million	¥834,403 million

3. Consolidated Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

	Ordinary Revenues	Ordinary Profit	Net Income
Half-year ending Sep. 30, 2006	¥1,150,000 million	¥53,000 million	¥13,000 million
Year ending March 31, 2007	¥2,280,000 million	¥105,000 million	¥26,000 million

Notes:
1. *The above forecasts have not been changed from the previous forecasts announced on May 17, 2006.*
2. *Projected net income per share for the year ending March 31, 2007 is ¥105.57.*

The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

4. *Financial Review*

1. Consolidated Results of Operations

For the three months ended June 30, 2006, ordinary revenues increased ¥7.4 billion, or 1.2 percent from the level of the same term of the previous fiscal year, to ¥632.8 billion, which was a total of income from insurance premiums of ¥450.7 billion (down 10.1 percent), investment income of ¥107.8 billion (up 31.2 percent), other ordinary income of ¥74.3 billion (up 77.6 percent) and others.

Ordinary expenses decreased ¥22.4 billion, or 3.8 percent from the level of the same term of the previous fiscal year, to ¥575.2 billion, which were a total of insurance claims and other payments of ¥453.3 billion (down 10.1 percent), investment expenses of ¥52.3 billion (up 147.5 percent), operating expenses of ¥51.1 billion (down 2.3 percent), other ordinary expenses of ¥17.8 billion (down 8.5 percent) and others.

As a result, ordinary profit increased ¥29.9 billion, or 108.1 percent, to ¥57.5 billion. Ordinary profit increased mainly due to an increase in income from interest and dividends, and an improvement in capital gains and losses including gains and losses on sales of securities.

Extraordinary gains decreased 53.6 percent, to ¥0.0 billion, and extraordinary losses decreased 37.8 percent, to ¥4.3 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥3.8 billion.

After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income increased ¥20.3 billion, or 310.9 percent, from the level of the same term of the previous fiscal year, to ¥26.9 billion.

2. Consolidated Financial Position

(1) Balance Sheets

As of June 30, 2006, total assets amounted to ¥13,726.6 billion (down 1.9 percent from March 31, 2006), mainly consisting of securities centered on public and corporate bonds amounting to ¥9,567.4 billion (down 2.7 percent), loans of ¥2,509.5 billion (down 0.4 percent), cash and deposits of ¥375.6 billion (down 16.0 percent) and monetary claims purchased of ¥345.5 billion (up 23.1 percent).

Total liabilities were ¥12,785.9 billion (down 0.9 percent), and policy reserves accounting for a substantial portion of them amounted to ¥12,187.9 billion (down 0.5 percent).

Total net assets were ¥940.7 billion (total shareholders' equity as of March 31, 2006 was ¥1,080.0 billion), of which net unrealized gains on securities was ¥542.0 billion (down 22.3 percent).

(2) Cash Flows

Cash flows for the three months ended June 30, 2006, were as follows.

Net cash used in operating activities recorded expenditure of ¥26.9 billion, an increase of expenditure of ¥4.6 billion from the level of the same term of the previous fiscal year. This was mainly due to an increase in income taxes paid.

Net cash provided by investing activities was ¥46.1 billion in revenue, up ¥10.8 billion from the level of the same term of the previous fiscal year. This was mainly due to an increase in investment income such as gains on sales and redemption of securities.

Net cash provided by financing activities was ¥6.1 billion in revenue, an increase of gain of ¥20.2 billion compared with the expenditure of ¥14.0 billion recorded in the same term of the previous fiscal year. This was mainly due to the issuance of commercial paper.

As a result, cash and cash equivalents as of June 30, 2006 totaled ¥858.3 billion, up ¥23.9 billion from the beginning of the fiscal year.

3. Operations of Three Life Insurance Companies (Non-consolidated Basis)

(1) Results of Operations

Taiyo Life Insurance Company:

For the three months ended June 30, 2006, Taiyo Life's ordinary revenues decreased ¥24.5 billion, or 7.4 percent from the level of the same term of the previous fiscal year, to ¥308.0 billion, which was a total of income from insurance premiums of ¥204.7 billion (down 17.2 percent), investment income of ¥72.2 billion (up 54.4 percent), and other ordinary income of ¥31.0 billion (down 19.5 percent).

Ordinary expenses decreased ¥42.1 billion, or 13.2 percent from the level of the same term of the previous fiscal year, to ¥278.2 billion, which was a total of insurance claims and other payments of ¥227.6 billion (down 18.1 percent), investment expenses of ¥20.3 billion (up 85.0 percent), operating expenses of ¥20.3 billion (down 2.9 percent) and others.

As a result, ordinary profit increased ¥17.5 billion, or 143.9 percent, to ¥29.7 billion. Ordinary profit increased mainly due to an improvement in capital gains and losses, including gains and losses on sales of securities.

Extraordinary gains decreased 79.6 percent, to ¥0.0 billion, and extraordinary losses decreased 65.7 percent, to ¥1.6 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥1.6 billion.

Net income increased ¥14.0 billion, or 895.2 percent from the level of the same term of the previous fiscal year, to ¥15.6 billion.

Daido Life Insurance Company:

For the three months ended June 30, 2006, Daido Life's ordinary revenues increased ¥7.9 billion, or 3.0 percent from the level of the same term of the previous fiscal year, to ¥275.0 billion, which was a total of income from insurance premiums of ¥211.2 billion (up 2.2 percent), investment income of ¥38.4 billion (up 17.2 percent), and other ordinary income of ¥25.3 billion (down 8.2 percent).

Ordinary expenses decreased ¥4.3 billion, or 1.8 percent from the level of the same term of the previous fiscal year, to ¥243.5 billion, which was a total of insurance claims and other payments of ¥200.7 billion (down 3.2 percent) and investment expenses of ¥10.7 billion (up 7.9 percent), operating expenses of ¥27.5 billion (up 1.4 percent) and others.

As a result, ordinary profit increased ¥12.2 billion, or 64.0 percent, to ¥31.5 billion. Ordinary

profit increased mainly due to an increase in income from interest and dividends, and net gains from derivatives.

Extraordinary gains decreased 40.1 percent, to ¥0.0 billion, and extraordinary losses increased 29.7 percent, to ¥2.6 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥2.1 billion.

Net income increased ¥6.1 billion, or 75.8 percent from the level of the same term of the previous fiscal year, to ¥14.2 billion.

T&D Financial Life Insurance Company:

For the three months ended June 30, 2006, T&D Financial Life's ordinary revenues decreased ¥3.7 billion, or 7.0 percent from the level of the same term of the previous fiscal year, to ¥49.6 billion, which was a total of income from insurance premiums of ¥34.7 billion (down 26.8 percent), investment income of ¥1.3 billion (down 65.6 percent), and other ordinary income of ¥13.5 billion (up 551.1 percent).

Ordinary expenses decreased ¥3.4 billion, or 6.0 percent from the level of the same term of the previous fiscal year, to ¥53.9 billion, which was a total of insurance claims and other payments of ¥24.8 billion (up 32.3 percent), investment expenses of ¥24.8 billion (up 3,013.2 percent), and operating expenses of ¥3.7 billion (down 21.8 percent) and others. Investment expenses increased mainly due to net gains on separate accounts, which were turned negative from the positive figures recorded in the same term of the previous fiscal year.

As a consequence, ordinary losses increased by ¥0.3 billion, or 7.6 percent, to ¥4.3 billion.

Extraordinary gains were ¥0.0 billion (down 14.7 percent), and extraordinary losses were ¥0.0 billion (down 2.2 percent).

Net loss increased by 1.3% from the same term of the previous fiscal year, to ¥3.1 billion.

(2) Sales Results

Taiyo Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the three months ended June 30, 2006, decreased 16.1 percent compared with the same term of the previous fiscal year, to ¥814.7 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 6.6 percent compared with the same term of the previous fiscal year, to ¥386.1 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of June 30, 2006, increased 2.9 percent from the level of the same term-end of the previous fiscal year (increased 1.5 percent from the previous fiscal year-end), to ¥17,864.0 billion.

Daido Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the three months ended June 30, 2006 increased 6.0 percent compared with the same term of the previous fiscal year, to ¥1,003.6 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities increased 9.0 percent compared with the same term of the previous fiscal year, to ¥848.6 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of June 30, 2006 increased 0.7 percent from the level of the same term-end of the previous fiscal year (decreased 0.2 percent from the previous fiscal year-end), to ¥39,940.9 billion.

T&D Financial Life Insurance Company:

The new policy amount of individual insurance and annuities for the three months ended June 30, 2006 decreased 65.4 percent compared with the same term of the previous fiscal year, to ¥18.5 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 23.1 percent compared with the same term of the previous fiscal year, to ¥74.2 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of June 30, 2006, decreased 9.8 percent from the level of the same term-end of the previous fiscal year (decreased 3.4 percent from the previous fiscal year-end), to ¥2,574.2 billion.

(3) Other Material Items

Taiyo Life Insurance Company:

Taiyo Life's core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the three months ended June 30, 2006, recorded ¥8.9 billion, up 128.3 percent compared with the same term of the previous fiscal year, after compensating for a negative spread of ¥10.3 billion (down 26.2 percent).

As of June 30, 2006, Taiyo Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 990.7 percent, down 54.5 points from the 1,045.2 percent at the end of the previous fiscal year. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥620.8 billion, down ¥136.7 billion from the ¥757.5 billion posted at the previous fiscal year-end.

Daido Life Insurance Company:

Daido Life posted ¥27.8 billion in its core profit for the three months ended June 30, 2006, an increase of 27.2 percent compared with the same term of the previous fiscal year, after compensating for a negative spread of ¥3.2 billion (down 67.6 percent).

As of June 30, 2006, Daido Life's solvency margin ratio was 1,206.5 percent, down 47.9 points from the 1,254.4 percent at the end of the previous fiscal year. Furthermore, the value of adjusted net assets amounted to ¥937.0 billion, down ¥125.3 billion from the ¥1,062.3 billion posted at the previous fiscal year-end.

T&D Financial Life Insurance Company:

T&D Financial Life marked a loss of ¥2.9 billion (down 3.6 percent) in its core profit for the three months ended June 30, 2006, after compensating for a negative spread of ¥1.2 billion (down 15.7 percent).

As of June 30, 2006, T&D Financial Life's solvency margin ratio was 1,646.6 percent, down 265.2 points from the 1,911.8 percent at the end of the previous fiscal year. Furthermore, the value of adjusted net assets amounted to ¥60.8 billion, down ¥3.6 billion from the ¥64.5 billion posted at the end of the previous fiscal year.

(4) Financial Position

Taiyo Life Insurance Company:

As of June 30, 2006, total assets amounted to ¥6,470.6 billion (down 1.8 percent from March 31, 2006), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,421.9 billion (down 3.0 percent), loans of ¥1,531.2 billion (down 0.3 percent), tangible fixed assets of ¥168.0 billion (down 0.5 percent), call loans of ¥133.8 billion (up 18.9 percent) and monetary claims purchased of ¥132.4 billion (up 6.5 percent).

Total liabilities were ¥6,118.3 billion (down 0.9 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,875.1 billion (down 0.4 percent).

Total net assets were ¥352.3 billion (total shareholders' equity as of March 31, 2006 was ¥418.5 billion), of which net unrealized gains on securities was ¥238.1 billion (down 24.4 percent).

Daido Life Insurance Company:

As of June 30, 2006, total assets amounted to ¥6,274.0 billion (down 2.1 percent from March 31, 2006), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,330.2 billion (down 2.4 percent), loans of ¥981.3 billion (down 0.5 percent), cash and deposits of ¥233.4 billion (down 23.3 percent), monetary claims purchased of ¥213.0 billion (up 36.4 percent), monetary trusts of ¥210.0 billion (down 13.4 percent) and tangible fixed assets of ¥143.7 billion (up 0.5 percent).

Total liabilities were ¥5,755.3 billion (down 1.0 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,449.5 billion (down 0.5 percent).

Total net assets were ¥518.7 billion (total shareholders' equity as of March 31, 2006 was ¥590.2 billion), of which net unrealized gains on securities was ¥304.5 billion (down 20.5 percent).

T&D Financial Life Insurance Company:

As of June 30, 2006, total assets amounted to ¥916.0 billion (down 1.9 percent from March 31, 2006), mainly consisting of securities centered on public and corporate bonds amounting to ¥821.4 billion (down 2.7 percent), cash and deposits of ¥52.2 billion (up 25.5 percent) and loans of ¥13.2 billion (down 0.9 percent).

Total liabilities were ¥874.0 billion (down 1.7 percent), and policy reserves accounting for a substantial portion of them amounted to ¥862.5 billion (down 1.4 percent).

Total net assets were ¥41.9 billion (total shareholders' equity as of March 31, 2006 was ¥45.2 billion), of which net unrealized gains on securities was ¥ (0.6) billion (up 26.0 percent).

4. Forecasts for the Year Ending March 31, 2007 (Apr. 1, 2006 – Mar. 31, 2007)

(1) Consolidated

Consolidated net income of ¥26.9 billion for the first quarter ended June 30, 2006 surpassed the interim forecast of ¥13.0 billion and the full-year forecast of ¥26.0 billion. This was mainly attributed to the recognition of net gains on the sale of securities (before-tax) of ¥29.1 billion, which were not initially expected.

The forecasts publicly announced on May 17, 2006, however, will not be amended at this stage, since it is possible that capital gains and losses on investments may substantially change according to future market trends.

The consolidated forecasts for the year ending March 31, 2007 are as follows:

(Billions of yen)

	Ordinary revenues	Ordinary profit	Net income
Interim	1,150	53	13
Year-end	2,280	105	26

Reference: Forecasts for the Year Ending March 31, 2007, of Three Life Insurance Companies (Non-consolidated Basis)

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	940	1,010	310
Ordinary Profit	30	86	(14)
Core Profit	38	88	(8)
Net Income	4	32	(12)

(2) Non-consolidated

Since the business results for the three months that ended June 30, 2006, are in line with our plan, earnings forecasts for the fiscal year ending March 31, 2007, have not changed from those announced on May 17, 2006, as follows:

(Billions of yen)

	Operating income	Ordinary profit	Net income	Annual Dividends per Share		
				Interim	Year-End	
Interim	15	13	13	-	-	-
Year-end	16	13	13	-	¥55.00	¥55.00

Unaudited Consolidated Condensed Balance Sheets

(Millions of yen)

	As of June 30, 2005	As of June 30, 2006	Increase (decrease)		As of March 31, 2006
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	415,938	375,673	(40,265)	(9.7)	447,376
Call loans	213,612	243,800	30,188	14.1	192,534
Monetary claims purchased	256,243	345,524	89,281	34.8	280,577
Monetary trusts	161,342	219,621	58,278	36.1	250,472
Securities	8,768,269	9,567,409	799,140	9.1	9,830,655
Loans	2,688,074	2,509,528	(178,545)	(6.6)	2,518,726
Property and equipment	327,182	-	-	-	318,610
Tangible fixed assets	-	317,870	-	-	-
Intangible fixed assets	-	21,321	-	-	-
Due from agencies	1,467	1,463	(3)	(0.3)	1,548
Due from reinsurers	6,647	6,852	205	3.1	7,196
Other assets	177,957	120,595	(57,361)	(32.2)	141,437
Deferred tax assets	1,209	644	(565)	(46.8)	830
Deferred tax assets on land revaluation	3,231	-	(3,231)	(100.0)	-
Reserve for possible loan losses	(5,184)	(3,669)	1,514	(29.2)	(3,732)
Total assets	13,015,991	13,726,636	710,644	5.5	13,986,233
Liabilities:					
Policy reserves	12,062,788	12,187,968	125,179	1.0	12,250,835
Reserve for outstanding claims	70,618	69,018	(1,599)	(2.3)	68,674
Policy reserve	11,793,449	11,926,813	133,364	1.1	11,985,462
Reserve for policyholder dividends	198,721	192,135	(6,585)	(3.3)	196,698
Due to agencies	802	475	(326)	(40.7)	849
Due to reinsurers	488	432	(56)	(11.6)	549
Commercial paper	15,000	35,000	20,000	133.3	20,000
Subordinated bonds	20,000	20,000	-	-	20,000
Other liabilities	166,259	197,009	30,749	18.5	183,379
Reserve for employees' retirement benefits	110,363	108,336	(2,027)	(1.8)	108,382
Reserve for directors' and corporate auditors' retirement benefits	3,007	3,334	326	10.9	3,368
Reserve for price fluctuations	46,080	77,850	31,770	68.9	73,995
Deferred tax liabilities	15	144,071	144,055	913,832.8	231,764
Deferred tax liabilities on land revaluations	-	11,456	11,456	-	11,494
Total liabilities	12,424,807	12,785,934	361,127	2.9	12,904,619
Minority interests	1,398	-	-	-	1,514
Stockholders' equity:					
Common stock					
Authorized - 966,000,000 shares					
Issued - 246,330,000 shares	100,000	-	-	-	118,595
Capital surplus	87,515	-	-	-	106,104
Retained earnings	176,699	-	-	-	205,889
Land revaluation	(32,680)	-	-	-	(47,724)
Net unrealized gains on securities	258,465	-	-	-	697,511
Transaction adjustment	5	-	-	-	44
Treasury stock	(219)	-	-	-	(322)
Total stockholders' equity	589,785	-	-	-	1,080,098
Total liabilities, minority interests and stockholders' equity	13,015,991	-	-	-	13,986,233
Net assets:					
Common stock					
Authorized - 966,000,000 shares					
Issued - 246,330,000 shares	-	118,595	-	-	-
Capital surplus	-	106,104	-	-	-
Retained earnings	-	219,141	-	-	-
Treasury stock	-	(352)	-	-	-
Total stockholders' equity	-	443,489	-	-	-
Net unrealized gains on securities	-	542,058	-	-	-
Gains on deferred hedge	-	1,390	-	-	-
Land revaluation	-	(47,792)	-	-	-
Foreign currency translation adjustments	-	41	-	-	-
Total valuation and translation adjustments	-	495,698	-	-	-
Minority interests	-	1,514	-	-	-
Total net assets	-	940,701	-	-	-
Total liabilities and net assets	-	13,726,636	-	-	-

Unaudited Consolidated Condensed Statements of Operations

(Millions of yen)

	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	625,381	632,878	7,496	1.2	2,444,295
Income from insurance premiums	501,344	450,719	(50,625)	(10.1)	1,902,318
Investment income	82,163	107,804	25,640	31.2	465,671
Interest, dividends and income from real estate for rent	51,646	60,940	9,293	18.0	236,154
Gains from monetary trust, net	126	1,639	1,512	1,193.4	-
Gains on investment in trading securities, net	2,792	-	(2,792)	(100.0)	22,157
Gains on sales of securities	21,305	44,571	23,265	109.2	87,559
Gains on redemption of securities	467	-	(467)	(100.0)	467
Other investment income	614	652	37	6.2	2,762
Gains on separate accounts, net	5,209	-	(5,209)	(100.0)	116,568
Other ordinary income	41,867	74,351	32,484	77.6	76,282
Reversal of policy reserve	19,843	58,648	38,804	195.6	-
Other ordinary income	22,024	15,703	(6,320)	(28.7)	76,282
Equity in net income of affiliated companies	6	3	(2)	(43.7)	22
Ordinary expenses	597,707	575,286	(22,420)	(3.8)	2,307,448
Insurance claims and other payments	504,424	453,315	(51,108)	(10.1)	1,746,057
Insurance claims	274,544	206,736	(67,807)	(24.7)	790,900
Annuity payments	41,067	44,511	3,444	8.4	148,093
Insurance benefits	83,579	79,140	(4,439)	(5.3)	298,774
Surrender payments	81,005	92,147	11,141	13.8	369,103
Other payments	24,226	30,779	6,552	27.0	139,185
Provision for policy and other reserves	256	588	331	129.1	173,171
Provision for reserve for outstanding claims	-	344	344	-	-
Provision for policy reserve	-	-	-	-	172,169
Interest portion of reserve for policyholder dividends	256	243	(13)	(5.1)	1,001
Investment expenses	21,167	52,392	31,225	147.5	103,132
Interest expenses	412	423	11	2.7	1,663
Losses from monetary trust, net	-	-	-	-	1,055
Losses on investment in trading securities, net	-	1,715	1,715	-	-
Losses on sales of securities	4,313	15,376	11,063	256.5	26,833
Devaluation losses on securities	205	317	111	54.4	873
Losses on redemption of securities	1	-	(1)	(100.0)	1
Losses from derivatives, net	11,657	311	(11,346)	(97.3)	52,295
Foreign exchange losses, net	1,262	1,480	217	17.2	5,147
Write-off of loans	30	0	(29)	(97.0)	23
Depreciation of real estate for rent	1,361	1,214	(146)	(10.8)	5,391
Other investment expenses	1,922	1,921	(0)	(0.0)	9,846
Losses on separate accounts, net	-	29,631	29,631	-	-
Operating expenses	52,312	51,109	(1,203)	(2.3)	209,728
Other ordinary expenses	19,547	17,880	(1,666)	(8.5)	75,358
Ordinary profit	27,674	57,591	29,917	108.1	136,846
Extraordinary gains	162	75	(87)	(53.6)	1,883
Gains on sales of property and equipment	-	-	-	-	908
Gains on sales of fixed assets	-	11	-	-	-
Reversal of reserve for possible loan losses	138	40	(97)	(70.4)	606
Recoveries of bad debts previously written-off	24	23	(0)	(3.8)	224
Other extraordinary gains	-	-	-	-	143
Extraordinary losses	6,993	4,348	(2,644)	(37.8)	39,316
Losses on sales, disposal and devaluation of property and equipment	198	-	-	-	1,962
Losses on sales, disposal and devaluation of fixed assets	-	450	-	-	-
Impairment loss	3,370	35	(3,334)	(99.0)	3,593
Provision for reserve for price fluctuations	3,410	3,854	444	13.0	31,325
Other extraordinary losses	14	8	(6)	(41.4)	2,434
Provision for reserve for policyholder dividends	8,650	9,127	477	5.5	44,476
Income before income taxes	12,193	44,190	31,997	262.4	54,936
Current income taxes	860	17,709	16,849	1,958.4	30,696
Deferred income taxes	4,741	(501)	(5,242)	-	(11,428)
Minority interests	33	38	4	13.3	123
Net income	6,558	26,944	20,386	310.9	35,545

Unaudited Consolidated Condensed Statements of Surplus

(Millions of yen)

	Three months ended June 30, 2005	Year ended March 31, 2006
	Amount	Amount
Capital surplus:		
Balance at beginnning of period	87,515	87,515
Total additions	-	18,589
Issuance of new shares for capital increase	-	18,587
Gains on sale of treasury stock	-	1
Balance at end of period	87,515	106,104
Retained earnings:		
Balance at beginnning of period	180,592	180,592
Total additions	7,200	36,391
Net income	6,558	35,545
Increase in retained earnings due to reversal of land revaluation	642	845
Total deductions	11,093	11,093
Dividends	10,865	10,865
Bonus to directors and corporate auditors	227	227
Balance at end of period	176,699	205,889

Unaudited Consolidated Condensed Statements of Changes in Net Assets

(Millions of yen)

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance as of March 31, 2006	118,595	106,104	205,889	(322)	430,266
Changes in the period					
Dividends			(13,544)		(13,544)
Bonus to directors and corporate auditors			(216)		(216)
Net income			26,944		26,944
Acquisition of treasury stock				(30)	(30)
Disposal of treasury stock		0		1	1
Reversal of land revaluation			67		67
Total changes in the period	-	0	13,251	(29)	13,222
Balance as of June 30, 2006	118,595	106,104	219,141	(352)	443,489

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on securities	Gains on deferred hedge	Land revaluation	Foreign currency translation adjustments	Total		
Balance as of March 31, 2006	697,511	-	(47,724)	44	649,831	1,514	1,081,613
Changes in the period							
Dividends							(13,544)
Bonus to directors and corporate auditors							(216)
Net income							26,944
Acquisition of treasury stock							(30)
Disposal of treasury stock							1
Reversal of land revaluation							67
Net changes of items other than stockholders' equity	(155,453)	1,390	(67)	(2)	(154,132)	(0)	(154,133)
Total changes in the period	(155,453)	1,390	(67)	(2)	(154,132)	(0)	(140,911)
Balance as of June 30, 2006	542,058	1,390	(47,792)	41	495,698	1,514	940,701

Unaudited Consolidated Condensed Statements of Cash Flows

(Millions of yen)

	Three months ended June 30, 2005	Three months ended June 30, 2006	Year ended March 31, 2006
	Amount	Amount	Amount
Net cash provided by (used in) operating activities	(22,275)	(26,973)	138,640
Net cash provided by (used in) investing activities	35,324	46,195	(196,333)
Net cash provided by (used in) financing activities	(14,042)	6,199	27,346
Effect of exchange rate changes on cash and cash equivalents	(1,188)	(1,492)	(5,312)
Net increase (decrease) in cash and cash equivalents	(2,180)	23,929	(35,659)
Cash and cash equivalents at beginning of period	870,062	834,403	870,062
Cash and cash equivalents at end of period	867,881	858,332	834,403

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2006)

August 11, 2006

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None

(2) Changes in Method of Accounting: Applicable. Accounting standard for presentation of net assets in the balance sheet and its implementation has been applied since the three months ended June 30, 2006.

2. Non-Consolidated Operating Results for the Three Months Ended June 30, 2006 (April 1, 2006 - June 30, 2006)

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Operating Income	% change	Operating Profit	% change	Ordinary Profit	%change
Three months ended June 30, 2006	¥14,239 million	23.2	¥13,498 million	24.5	¥13,501 million	24.5
Three months ended June 30, 2005	¥11,561 million	54.3	¥10,842 million	73.4	¥10,842 million	95.4
Year Ended March 31, 2006	¥13,643 million	(47.6)	¥11,216 million	(51.5)	¥10,994 million	(50.8)

	Net Income	% change	Net Income per Share	Net Income per Share (Fully Diluted)
Three months ended June 30, 2006	¥13,520 million	24.6	¥54.90	-
Three months ended June 30, 2005	¥10,852 million	80.8	¥44.95	-
Year Ended March 31, 2006	¥10,930 million	(51.4)	¥45.07	-

Notes:

1. *Average number of outstanding shares during the term: three months ended June 30, 2006: 246,269,402; three months ended June 30, 2005: 241,458,788; year ended March 31, 2006: 241,664,575.*
2. *% change for operating income and operating profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of June 30, 2006	¥611,414 million	¥591,605 million	96.8%	¥2,402.29
As of June 30, 2005	¥578,831 million	¥554,539 million	95.8%	¥2,296.65
As of March 31, 2006	¥619,277 million	¥591,698 million	95.5%	¥2,402.47

Notes:

1. *Number of outstanding shares at the end of the term: as of June 30, 2006: 246,267,905; as of June 30, 2005: 241,455,938; as of March 31, 2006: 246,271,247.*
2. *Number of treasury stock at the end of the term: as of June 30, 2006: 62,095; as of June 30, 2005: 44,062; as of March 31, 2006: 58,753.*

3. Non-Consolidated Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

	Operating Income	Ordinary Profit	Net Income	Annual Dividends per Share		
				Interim	Year-End	
Half-year ending Sep. 30, 2006	¥15,000 million	¥13,000 million	¥13,000 million	-	-	-
Year ending March 31, 2007	¥16,000 million	¥13,000 million	¥13,000 million	-	¥55.00	¥55.00

Notes:

1. *The forecasts have not been changed from the previous forecasts announced on May 17, 2006.*
2. *Projected net income per share for the year ending March 31, 2007 is ¥52.79.*

The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of June 30, 2005	As of June 30, 2006	Increase (decrease)		As of March 31, 2006
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Current assets:					
Cash and deposits	15,643	24,268	8,625	55.1	19,056
Others	23,747	14,118	(9,629)	(40.5)	27,209
Total current assets	39,390	38,387	(1,003)	(2.5)	46,266
Fixed assets:					
Tangible fixed assets	123	66	(57)	(46.4)	68
Intangible fixed assets	6	5	(1)	(16.8)	5
Investments and other assets	539,311	572,955	33,644	6.2	572,937
Investments in subsidiaries	539,066	571,066	32,000	5.9	571,066
Others	245	1,889	1,644	671.1	1,871
Total fixed assets	539,440	573,026	33,586	6.2	573,011
Total assets	578,831	611,414	32,582	5.6	619,277
Liabilities:					
Current liabilities:					
Others	24,190	18,078	(6,111)	(25.3)	25,873
Total current liabilities	24,190	18,078	(6,111)	(25.3)	25,873
Fixed liabilities:					
Reserve for directors' and corporate auditors' retirement benefits	102	183	81	79.4	160
Deposits received	-	1,545	1,545	-	1,545
Total fixed liabilities	102	1,729	1,626	1,586.3	1,705
Total liabilities	24,292	19,808	(4,484)	(18.5)	27,579
Stockholders' equity:					
Common stock	100,000	-	-	-	118,595
Capital surplus	432,316	-	-	-	450,905
Retained earnings	22,442	-	-	-	22,520
Treasury stock	(219)	-	-	-	(322)
Total stockholders' equity	554,539	-	-	-	591,698
Total liabilities and stockholders' equity	578,831	-	-	-	619,277
Net assets:					
Stockholders' equity:					
Common stocks	-	118,595	-	-	-
Capital surplus	-	450,905	-	-	-
Retained earnings	-	22,456	-	-	-
Treasury stock	-	(352)	-	-	-
Total stockholders' equity	-	591,605	-	-	-
Total net assets	-	591,605	-	-	-
Total liabilities and net assets	-	611,414	-	-	-

Unaudited Non-Consolidated Condensed Statement of Operations

(Millions of yen)

	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	% change	Amount
				%	
Operating income	11,561	14,239	2,678	23.2	13,643
Dividends on investments in subsidiaries	10,867	13,546	2,679	24.7	10,867
Fees and commissions received from subsidiaries	694	693	(0)	(0.1)	2,776
Operating expenses	718	740	22	3.1	2,427
General and administrative expenses	718	740	22	3.1	2,427
Operating profit	10,842	13,498	2,655	24.5	11,216
Non-operating income	0	3	2	2,098.5	17
Non-operating expenses	-	-	-	-	239
Ordinary profit	10,842	13,501	2,658	24.5	10,994
Income before income taxes	10,842	13,501	2,658	24.5	10,994
Current income taxes	(37)	(35)	1	(4.8)	105
Deferred income taxes	27	16	(10)	(40.1)	(41)
Net income	10,852	13,520	2,667	24.6	10,930
Unappropriated retained earnings at beginning of period	11,589	-	-	-	11,589
Unappropriated retained earnings at end of period	22,442	-	-	-	22,520

Unaudited Non-Consolidated Condensed Statements of Changes in Net Assets

(Millions of yen)

	Stockholders' equity					Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	
Balance as of March 31, 2006	118,595	450,905	22,520	(322)	591,698	591,698
Changes in the period						
Dividends			(13,544)		(13,544)	(13,544)
Bonus to directors and corporate auditors			(39)		(39)	(39)
Net income			13,520		13,520	13,520
Acquisition of treasury stock				(30)	(30)	(30)
Disposal of treasury stock		0		1	1	1
Total changes in the period	-	0	(63)	(29)	(92)	(92)
Balance as of June 30, 2006	118,595	450,905	22,456	(352)	591,605	591,605

(Reference)

Non-Consolidated Financial Data of the Three Life Insurance Companies for the Three Months Ended June 30, 2006

1. Sales Results (Individual insurance and annuities)

(Billions of yen)

Three Months Ended June 30, 2006	Total (Sum of three companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
New policy amount	1,836.9	(6.8%)	814.7	(16.1%)	1,003.6	6.0%	18.5	(65.4%)
Surrender and lapse amount	1,308.9	1.6%	386.1	(6.6%)	848.6	9.0%	74.2	(23.1%)
Surrender and lapse rate	-	-	2.19%	(0.25points)	2.12%	0.16points	2.78%	(0.53points)
Policy amount in force	60,379.2	0.9%	17,864.0	2.9%	39,940.9	0.7%	2,574.2	(9.8%)
Annualized premiums of new policies	31.4	(9.2%)	10.7	(17.1%)	18.9	2.7%	1.7	(45.0%)
3rd sector products	4.8	(7.3%)	3.9	(3.0%)	0.8	(6.0%)	0.0	(100.0%)
Annualized premiums of total policies	1,447.5	(1.2%)	686.9	(4.9%)	685.8	1.9%	74.7	6.1%
3rd sector products	178.4	0.6%	110.8	3.5%	60.1	(1.9%)	7.4	(16.3%)

Notes:

1. New policy amount includes increase from conversion.

2. Surrender and lapse rate is not annualized.

3. % Change is presented in comparison with the same term of the previous fiscal year (hereinafter, same if not mentioned otherwise).

4. Changes in policy amount in force from the previous fiscal year-end: Total: 0.2%; Taiyo Life: 1.5%; Daido Life: (0.2%); T&D Financial Life: (3.4%)

2. Summary of Operations

(Billions of yen)

Three Months Ended June 30, 2006	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Ordinary revenues	632.8	1.2%	308.0	(7.4%)	275.0	3.0%	49.6	(7.0%)
Income from insurance premiums and others	450.7	(10.1%)	204.7	(17.2%)	211.2	2.2%	34.7	(26.8%)
Investment income	107.8	31.2%	72.2	54.4%	38.4	17.2%	1.3	(65.6%)
Ordinary expenses	575.2	(3.8%)	278.2	(13.2%)	243.5	(1.8%)	53.9	(6.0%)
Insurance claims and other payments	453.3	(10.1%)	227.6	(18.1%)	200.7	(3.2%)	24.8	32.3%
Investment expenses	52.3	147.5%	20.3	85.0%	10.7	7.9%	24.8	3,013.2%
Ordinary profit (losses)	57.5	108.1%	29.7	143.9%	31.5	64.0%	(4.3)	7.6%
Extraordinary gains	0.0	(53.6%)	0.0	(79.6%)	0.0	(40.1%)	0.0	(14.7%)
Extraordinary losses	4.3	(37.8%)	1.6	(65.7%)	2.6	29.7%	0.0	(2.2%)
Provision for reserve for policyholder dividends	9.1	5.5%	3.6	8.5%	5.4	7.8%	0.0	(72.1%)
Income before income taxes	44.1	262.4%	24.5	510.8%	23.5	92.2%	(4.4)	2.5%
Income taxes	17.2	207.2%	8.8	262.7%	9.3	123.8%	(1.3)	5.2%
Net income (loss)	26.9	310.9%	15.6	895.2%	14.2	75.8%	(3.1)	1.3%

Notes:

1. T&D Holdings' consolidated figures do not always correspond to the sum of the three companies' figures.

2. Income taxes include current income taxes and deferred income taxes.

3. Key Indicators

(Billions of yen)

Three Months Ended June 30, 2006	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Core profit	33.9	48.6%	8.9	128.3%	27.8	27.2%	(2.9)	(3.6%)
Amount of negative spread	14.9	(10.7)	10.3	(3.6)	3.2	(6.8)	1.2	(0.2)

As of June 30, 2006	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Solvency margin ratio	-	-	990.7%	(54.5points)	1,206.5%	(47.9points)	1,646.6%	(265.2points)
Adjusted net asset	1,618.7	(265.7)	620.8	(136.7)	937.0	(125.3)	60.8	(3.6)
Net unrealized gains on securities	765.5	(287.4)	317.4	(149.2)	451.4	(136.3)	(3.3)	(1.9)
Domestic bonds	(64.6)	(52.1)	(57.0)	(33.7)	(3.3)	(16.8)	(4.2)	(1.5)
Domestic stocks	602.6	(144.6)	353.2	(95.5)	249.1	(48.9)	0.1	(0.0)
Foreign securities	18.1	(14.9)	13.5	(10.9)	4.5	(3.9)	0.0	(0.0)
Other securities	187.1	(63.8)	11.1	(7.8)	175.2	(55.6)	0.6	(0.3)
Monetary trusts	27.6	(10.1)	-	-	27.6	(10.1)	-	-
Net unrealized gains on real estate	(8.9)	0.6	(4.6)	(0.0)	(4.2)	0.7	-	-

Notes:

1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

2. Taiyo Life's net unrealized gains on real estate is calculated based on the appraisal price and the posted price.

3. Daido Life's net unrealized gains on real estate is basically calculated based on the appraisal price. Less important properties are calculated based on the posted price.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2006)

August 11, 2006

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Taiyo Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None

(2) Changes in Method of Accounting: Applicable. Accounting standard for presentation of net assets in the balance sheet and its implementation has been applied since the three months ended June 30, 2006.

2. Non-Consolidated Operating Results for the Three Months Ended June 30, 2006 (April 1, 2006 – June 30, 2006)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Three months ended June 30, 2006	¥308,029 million	(7.4)	¥29,793 million	143.9	¥8,938 million	128.3	¥15,657 million	895.2
Three months ended June 30, 2005	¥332,607 million	(6.4)	¥12,214 million	79.1	¥3,914 million	(50.7)	¥1,573 million	(16.6)
Year Ended March 31, 2006	¥1,076,418 million	(5.7)	¥46,954 million	80.2	¥38,199 million	12.9	¥6,319 million	(12.0)

	Net Income per Share
Three months ended June 30, 2006	¥10,438.35
Three months ended June 30, 2005	¥1,048.84
Year Ended March 31, 2006	¥4,185.08

Notes:

1. *Average number of outstanding shares during the term: for the three months ended June 30, 2006: 1,500,000; for the three months ended June 30, 2005: 1,500,000; for the fiscal year ended March 31, 2006: 1,500,000*
2. *% changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of June 30, 2006	¥6,470,694 million	¥352,311 million	5.4%	¥234,874.64
As of June 30, 2005	¥6,259,277 million	¥223,049 million	3.6%	¥148,699.72
As of March 31, 2006	¥6,591,994 million	¥418,573 million	6.3%	¥279,020.59

Notes:

1. *Number of outstanding shares at the end of the term: as of June 30, 2006: 1,500,000; as of June 30, 2005: 1,500,000; as of March 31, 2006: 1,500,000.*
2. *Number of treasury stock at the end of the term: None*

3. Forecast for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

Taiyo Life's forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2007"* section in this material *"Consolidated Financial Summary for the Three Months Ended June 30, 2006"*.

Taiyo Life Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of June 30, 2005	As of June 30, 2006	Increase (decrease)		As of March 31, 2006
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	39,058	28,284	(10,773)	(27.6)	46,468
Cash	1,308	1,160	(147)	(11.3)	1,060
Deposit	37,750	27,124	(10,626)	(28.1)	45,407
Call loans	121,612	133,800	12,188	10.0	112,534
Monetary claims purchased	85,246	132,461	47,215	55.4	124,358
Monetary trusts	50	50	—	—	50
Securities	4,105,851	4,421,933	316,081	7.7	4,556,859
Government bonds	688,965	724,506	35,540	5.2	721,570
Municipal bonds	530,193	567,529	37,336	7.0	542,817
Corporate bonds	1,399,858	1,390,432	(9,426)	(0.7)	1,408,631
Domestic stocks	533,601	832,052	298,450	55.9	936,417
Foreign securities	845,713	826,564	(19,149)	(2.3)	865,375
Other securities	107,517	80,847	(26,669)	(24.8)	82,047
Loans	1,663,042	1,531,285	(131,757)	(7.9)	1,535,833
Policy loans	110,942	107,335	(3,606)	(3.3)	109,118
Commercial loans	1,552,100	1,423,949	(128,150)	(8.3)	1,426,715
Property and equipment	172,287	—	—	—	168,936
Land	101,257	—	—	—	100,866
Buildings	70,541	—	—	—	67,611
Equipment	488	—	—	—	455
Construction in progress	—	—	—	—	2
Tangible fixed assets	—	168,095	—	—	—
Land	—	100,755	—	—	—
Buildings	—	66,677	—	—	—
Construction in progress	—	224	—	—	—
Other tangible fixed assets	—	437	—	—	—
Intangible fixed assets	—	9,481	—	—	—
Software	—	9,010	—	—	—
Other intangible fixed assets	—	471	—	—	—
Due from reinsurers	17	27	9	52.1	11
Other assets	71,649	46,951	(24,697)	(34.5)	48,621
Accounts receivable	21,521	12,353	(9,168)	(42.6)	3,468
Prepaid expenses	2,281	2,213	(67)	(2.9)	671
Accrued income	28,026	25,536	(2,489)	(8.9)	27,110
Deposit for rent	454	866	411	90.5	855
Derivatives	5,026	705	(4,320)	(86.0)	1,223
Deferred valuation losses on hedge	143	—	—	—	846
Suspense payable	1,004	2,160	1,155	115.1	1,708
Other assets	13,190	3,114	(10,076)	(76.4)	12,737
Deferred tax assets on land revaluation	3,231	—	(3,231)	(100.0)	—
Reserve for possible loan losses	(2,770)	(1,677)	1,093	(39.5)	(1,680)
Total assets	6,259,277	6,470,694	211,416	3.4	6,591,994

(Millions of yen)

	As of June 30, 2005	As of June 30, 2006	Increase (decrease)		As of March 31, 2006
	Amount	Amount	Amount	% change	Amount
Liabilities:				%	
Policy reserves	5,890,615	5,875,139	(15,476)	(0.3)	5,899,100
Reserve for outstanding claims	21,027	20,438	(589)	(2.8)	20,477
Policy reserve	5,801,187	5,788,008	(13,179)	(0.2)	5,811,130
Reserve for policyholder dividends	68,400	66,692	(1,707)	(2.5)	67,491
Due to reinsurers	130	117	(13)	(10.2)	41
Subordinated bond	20,000	20,000	–	–	20,000
Other liabilities	77,329	83,628	6,299	8.1	71,139
Subordinated payable	35,000	35,000	–	–	35,000
Income taxes payable	28	1,860	1,832	6,545.7	716
Accounts payable	10,386	15,630	5,244	50.5	9,018
Accrued expenses	6,954	7,158	203	2.9	10,060
Unearned income	587	574	(13)	(2.2)	585
Deposit received	1,869	2,492	623	33.3	519
Guarantee deposits	6,467	6,151	(315)	(4.9)	6,268
Derivatives	12,377	12,867	489	4.0	7,446
Deferred valuation gains on hedge	1,893	–	–	–	219
Suspense receipt	1,762	1,890	127	7.2	1,301
Other liabilities	3	3	–	–	3
Reserve for employees' retirement benefits	33,593	32,738	(855)	(2.5)	32,527
Reserve for directors' and corporate auditors' retirement benefits	1,150	1,256	106	9.2	1,250
Reserve for price fluctuations	11,466	27,745	16,279	142.0	26,059
Deferred tax liabilities	1,941	66,299	64,357	3,314.8	111,807
Deferred tax liabilities on land revaluation	–	11,456	11,456	–	11,494
Total liabilities	6,036,228	6,118,382	82,153	1.4	6,173,421
Stockholders' equity:					
Common stock	37,500	–	–	–	37,500
Capital surplus	37,500	–	–	–	37,500
Retained earnings	71,364	–	–	–	76,314
Appropriated retained earnings	40,639	–	–	–	40,639
Provision for advanced depreciation on real estate	639	–	–	–	639
General reserve	40,000	–	–	–	40,000
Unappropriated retained earnings	30,724	–	–	–	35,674
Land revaluation	(32,680)	–	–	–	(47,724)
Net unrealized gains on securities	109,365	–	–	–	314,983
Total Stockholders' equity	223,049	–	–	–	418,573
Total liabilities and stockholders' equity	6,259,277	–	–	–	6,591,994
Net Assets:					
Common stock	–	37,500	–	–	–
Capital surplus	–	37,500	–	–	–
Retained earnings	–	87,416	–	–	–
Other retained earnings	–	87,416	–	–	–
Provision for advanced depreciation on real estate	–	625	–	–	–
General reserve	–	40,000	–	–	–
Deferred retained earnings	–	46,791	–	–	–
Total stockholders' equity	–	162,416	–	–	–
Net unrealized gains on securities	–	238,151	–	–	–
Gains on deferred hedge	–	(463)	–	–	–
Land revaluation	–	(47,792)	–	–	–
Total valuation and translation adjustments	–	189,895	–	–	–
Total net assets	–	352,311	–	–	–
Total liabilities and net assets	–	6,470,694	–	–	–

Taiyo Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	332,607	308,029	(24,577)	(7.4)	1,076,418
Income from insurance premiums	247,217	204,730	(42,487)	(17.2)	823,011
Insurance premiums	247,199	204,600	(42,598)	(17.2)	822,946
Ceded reinsurance recoveries	18	130	111	610.6	64
Investment income	46,787	72,220	25,433	54.4	198,089
Interest, dividends and income from real estate for rent	27,786	30,435	2,648	9.5	126,092
Interest income from deposits	0	3	2	412.4	2
Interest income and dividends from securities	17,095	20,465	3,370	19.7	83,751
Interest income from loans	8,526	7,658	(868)	(10.2)	33,677
Interest from real estate for rent	1,843	1,807	(35)	(2.0)	7,348
Other income from interest and dividends	320	501	180	56.2	1,311
Gains from monetary trust, net	—	0	0	—	—
Gains on sale of securities	18,873	41,742	22,869	121.2	70,593
Other investment income	36	42	5	15.8	213
Gains on separate account, net	91	—	(91)	(100.0)	1,189
Other ordinary income	38,601	31,078	(7,523)	(19.5)	55,318
Income related to withheld insurance claims and other payments for future annuity payments	76	148	71	93.5	363
Income due to withheld insurance payments	9,691	7,109	(2,581)	(26.6)	33,467
Reversal of reserve for outstanding claims	—	39	39	—	205
Reversal of policy reserve	28,189	23,122	(5,067)	(18.0)	18,246
Reversal of reserve for employees' retirement benefits	169	—	(169)	(100.0)	1,235
Other ordinary profit	474	658	183	38.7	1,800
Ordinary expenses	320,392	278,236	(42,156)	(13.2)	1,029,464
Insurance claims and other payments	278,159	227,694	(50,465)	(18.1)	857,053
Insurance claims	170,087	121,550	(48,537)	(28.5)	458,262
Annuity payments	33,040	36,538	3,497	10.6	115,815
Insurance benefits	30,661	28,271	(2,390)	(7.8)	106,390
Surrender payments	31,102	26,496	(4,606)	(14.8)	127,283
Other payments	13,143	14,729	1,586	12.1	49,004
Reinsurance premiums	123	108	(15)	(12.2)	295
Provision for policy and other reserves	368	21	(347)	(94.2)	88
Provision for reserve for outstanding claims	344	—	(344)	(100.0)	—
Interest portion of reserve for policyholder dividends	24	21	(3)	(12.4)	88
Investment expenses	11,018	20,389	9,370	85.0	54,893
Interest expenses	402	401	(1)	(0.3)	1,624
Losses on monetary trust, net	0	—	(0)	(100.0)	0
Losses on sales of securities	4,120	14,390	10,269	249.2	25,458
Devaluation losses on securities	—	11	11	—	269
Losses from derivatives, net	4,817	3,898	(919)	(19.1)	21,068
Foreign exchange losses, net	65	31	(33)	(51.8)	221
Write-off of loans	12	—	(12)	(100.0)	—
Depreciation of real estate for rent	670	612	(57)	(8.6)	2,692
Other investment expenses	930	793	(136)	(14.6)	3,558
Losses on separate account, net	—	249	249	—	—
Operating expenses	20,942	20,336	(606)	(2.9)	82,533
Other ordinary expenses	9,902	9,794	(107)	(1.1)	34,895
Payments related to withheld insurance claims	6,719	6,494	(224)	(3.3)	22,764
Taxes	1,430	1,343	(86)	(6.0)	5,234
Depreciation	1,319	1,287	(32)	(2.4)	5,339
Provision for reserve for employees' retirement benefits	—	210	210	—	—
Other ordinary losses	433	458	25	5.8	1,557
Ordinary profit	12,214	29,793	17,579	143.9	46,954

(Millions of yen)

	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	% change	Amount
				%	
Extraordinary gains	69	14	(54)	(79.6)	402
Gains on sale of property and equipment	—	—	—	—	117
Gains on sale of fixed assets	—	11	—	—	—
Reversal of reserve for possible loan losses	58	3	(55)	(94.7)	270
Recoveries of bad debts previously written-off	10	0	(10)	(100.0)	14
Extraordinary losses	4,946	1,698	(3,247)	(65.7)	19,887
Losses on sale, disposal and devaluation of property and equipment	181	—	—	—	306
Losses on sale, disposal and devaluation of fixed assets	—	7	—	—	—
Impairment loss	3,099	5	(3,094)	(99.8)	3,322
Provision for reserve for price fluctuations	1,665	1,685	20	1.2	16,258
Provision for reserve for policyholder dividends	3,326	3,609	283	8.5	15,932
Income before income taxes	4,011	24,500	20,488	510.8	11,537
Income taxes (current)	(257)	10,721	10,978	—	8,934
Income taxes (deferred)	2,695	(1,878)	(4,574)	—	(3,716)
Net income	1,573	15,657	14,084	895.2	6,319
Unappropriated retained earnings at beginning of period	28,509	—	—	—	28,509
Transfer from land revaluation	642	—	—	—	845
Unappropriated retained earnings at end of period	30,724	—	—	—	35,674

Supplementary Materials for the Three Months Ended June 30, 2006

Business Highlights

Business Highlights

(1) Policy Amount in Force and New Policy Amount

a) Policy Amount in Force

(Number: Thousands, 100 Millions of yen, %)

Category	As of June 30, 2005				As of June 30, 2006				As of March 31, 2006	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	3,532	93.2	131,674	109.1	3,318	93.9	139,058	105.6	3,368	135,720
Individual annuities	1,418	95.5	41,917	94.6	1,351	95.2	39,582	94.4	1,368	40,194
Sub total	4,950	93.8	173,592	105.2	4,669	94.3	178,640	102.9	4,736	175,915
Group insurance	-	-	106,672	99.9	-	-	105,072	98.5	-	104,469
Group annuities	-	-	7,255	102.1	-	-	7,800	107.5	-	7,754

Notes: 1. The policy amounts in force for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

b) New Policy Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Three months ended June 30, 2005					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	94	98.5	9,783	101.8	7,922	1,861
Individual annuities	0	71.2	(71)	-	34	(106)
Sub total	95	98.2	9,712	101.4	7,957	1,755
Group insurance	-	-	133	820.1	133	-
Group annuities	-	-	0	6.0	0	-

Category	Three months ended June 30, 2006					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	86	91.4	8,143	83.2	5,638	2,504
Individual annuities	2	241.3	3	-	66	(62)
Sub total	88	92.9	8,147	83.9	5,704	2,442
Group insurance	-	-	38	28.6	38	-
Group annuities	-	-	-	0.0	-	-

Category	Year ended March 31, 2006					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	310	92.6	28,615	98.6	23,219	5,395
Individual annuities	3	86.2	(232)	-	126	(358)
Sub total	314	92.5	28,383	98.2	23,345	5,037
Group insurance	-	-	1,298	471.4	1,298	-
Group annuities	-	-	0	21.9	0	-

Notes: 1. The number of new policies includes increase from conversion.

2. The new policy amount including net increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuities is equal to the initial premium payment.

(2) Annualized Premiums

a) Policies in Force

(Millions of yen, %)

Category	As of June 30, 2005		As of June 30, 2006		As of March 31, 2006	
	Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance	509,552	93.9	480,335	94.3	487,367	94.2
Individual annuities	212,387	96.7	206,578	97.3	207,775	97.0
Total	721,939	94.7	686,913	95.1	695,143	95.0
3rd sector products, included	107,177	103.1	110,889	103.5	109,472	103.2

b) New Policies

(Millions of yen, %)

Category	Three months ended June 30, 2005		Three months ended June 30, 2006		Year ended March 31, 2006	
	Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance	13,191	95.5	10,519	79.7	42,386	90.9
Individual annuities	(209)	-	246	-	(648)	-
Total	12,981	94.3	10,766	82.9	41,737	89.9
3rd sector products, included	4,092	106.0	3,970	97.0	14,249	101.0

Notes: 1. The new policies include net increase from conversion.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

3. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

(3) Policy Amount by Dividend Type (Individual insurance and annuities)

a) Policy Amount in Force

(100 Millions of yen, %)

Category	As of June 30, 2005		As of June 30, 2006		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	78,058	45.0	68,753	38.5	71,093	40.4
Semi-participating	42,974	24.8	41,983	23.5	42,273	24.0
Non-participating	52,559	30.3	67,903	38.0	62,548	35.6
Total	173,592	100.0	178,640	100.0	175,915	100.0

b) New Policy Amount

(100 Millions of yen, %)

Category	Three months ended June 30, 2005		Three months ended June 30, 2006		Year ended March 31, 2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	2	0.0	2	0.0	2	0.0
Semi-participating	937	11.8	768	13.5	2,979	12.8
Non-participating	7,017	88.2	4,934	86.5	20,363	87.2
Total	7,957	100.0	5,704	100.0	23,345	100.0

Notes: 1. Semi-participating policies only pay dividends related to investment every five years.

2. The new policy amounts do not include net increase from conversion.

(4) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Three months ended June 30, 2005				Three months ended June 30, 2006				Year ended March 31, 2006	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	51	96.4	3,906	119.0	42	82.4	3,682	94.3	190	15,613
Individual annuities	7	79.9	226	81.3	6	79.4	178	78.9	28	826
Total	59	93.9	4,132	116.1	48	82.0	3,861	93.4	218	16,440

(5) Surrender and Lapse Rate

(%)

Category	Three months ended June 30, 2005	Three months ended June 30, 2006	Year ended March 31, 2006
Individual insurance	3.07	2.71	12.29
Individual annuities	0.53	0.44	1.94
Total	2.44	2.19	9.69

Note: The rates are not annualized.

(6) Reconciliation to Core Profit and Ordinary Profit

a) Reconciliation to Core Profit

(Millions of yen)

Category	Three months ended June 30, 2005	Three months ended June 30, 2006	Year ended March 31, 2006
Core Revenues	315,290	268,842	1,020,645
Income from Insurance Premiums	247,217	204,730	823,011
Insurance premiums	247,199	204,600	822,946
Ceded reinsurance recoveries	18	130	64
Investment Income	27,914	30,477	127,495
Interest, dividends and income from real estate for rent	27,786	30,435	126,092
Other investment income	36	42	213
Gains on separate accounts, net	91	-	1,189
Other Ordinary Income	40,158	33,633	70,138
Income related to withheld insurance claims and other payments for future annuity payments	76	148	363
Income due to withheld insurance payments	9,691	7,109	33,467
Reversal of reserve for outstanding claims	-	39	205
Reversal of policy reserves (except contingency reserve)	29,746	25,677	33,066
Reversal of reserve for employees' retirement benefits	169	-	1,235
Other ordinary profit	474	658	1,800
Other Core Revenues	-	0	-
Core Expenses	311,376	259,904	982,446
Insurance Claims and Other Payments	278,159	227,694	857,053
Insurance claims	170,087	121,550	458,262
Annuity payments	33,040	36,538	115,815
Insurance benefits	30,661	28,271	106,390
Surrender payments	31,102	26,496	127,283
Other payments	13,143	14,729	49,004
Reinsurance payments	123	108	295
Provision for Policy and Other Reserves	368	21	88
Investment Expenses	2,002	2,057	7,875
Interest expense	402	401	1,624
Depreciation of real estate for rent	670	612	2,692
Other investment expenses	930	793	3,558
Losses on separate accounts, net	-	249	-
Operating Expenses	20,942	20,336	82,533
Other Ordinary Expenses	9,902	9,794	34,895
Payments related to withheld insurance claims	6,719	6,494	22,764
Taxes	1,430	1,343	5,234
Depreciation	1,319	1,287	5,339
Provision for reserve for employees' retirement benefits	-	210	-
Other ordinary losses	433	458	1,557
Other Core Expenses	0	-	0

Core Profit	3,914	8,938	38,199

b) Reconciliation to Ordinary Profit

(Millions of yen)

Category		Three months ended June 30, 2005	Three months ended June 30, 2006	Year ended March 31, 2006
Core profit (A)		3,914	8,938	38,199
Capital gains		18,873	41,742	70,593
	Gains from monetary trusts, net	-	-	-
	Gains on investments in trading securities, net	-	-	-
	Gains on sale of securities	18,873	41,742	70,593
	Gains from derivatives, net	-	-	-
	Foreign exchange gains, net	-	-	-
	Others	-	-	-
Capital losses		9,003	18,331	47,017
	Losses from monetary trusts, net	-	-	-
	Losses on investments in trading securities, net	-	-	-
	Losses on sale of securities	4,120	14,390	25,458
	Devaluation losses on securities	-	11	269
	Losses from derivatives, net	4,817	3,898	21,068
	Foreign exchange losses, net	65	31	221
	Others	-	-	-
Total capital gains/losses (B)		9,869	23,411	23,575
Core profit reflecting capital gains/losses (A) + (B)		13,783	32,349	61,774
Other one-time gains		-	-	-
	Ceding reinsurance commissions	-	-	-
	Reversal of contingency reserve	-	-	-
	Others	-	-	-
Other one-time losses		1,568	2,555	14,819
	Reinsurance premiums	-	-	-
	Provision for contingency reserve	1,556	2,555	14,819
	Provision for specific reserve for possible loans losess	-	-	-
	Provision for specific reserve for loans to refinancing countries	-	-	-
	Write-off of loans	12	-	-
	Others	-	-	-
Other one-time gains/losses (C)		(1,568)	(2,555)	(14,819)
Ordinary profit (A) + (B) + (C)		12,214	29,793	46,954

Notes: 1. As regards three months ended June 30, 2005, income losses of (0) million yen were included in core profit rather than in losses on monetary trusts, net.

2. As regards three months ended June 30, 2006, income gains of 0 million yen were included in core profit rather than in gains on monetary trusts, net.

3. As regards year ended March 31, 2006, income losses of (0) million yen were included in core profit rather than in losses from monetary trusts, net.

(7) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

Category		Three months ended June 30, 2005	Three months ended June 30, 2006	Year ended March 31, 2006
Amount of negative spread		14,054	10,371	38,525
Investment yield on core profit (annualized)		1.82%	2.01%	2.10%
Average assumed investment yield (annualized)		2.81%	2.75%	2.78%
	Individual insurance and annuities, included	3.04%	2.98%	3.01%
Policy reserve in general account		5,737,391	5,706,962	5,676,724

Notes: 1. Method of calculating negative spread:
(Investment yield on core profit [0.50%] - Average assumed investment yield [0.68%])
x Policy reserve in general account [5,706.9 billion yen]

2. While investment yield on core profit and average assumed investment yield as in 1 above are not annualized as in the notes 3 and 4 hereunder.

3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account..

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.

5. Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:
Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(9) Solvency Margin Ratio

(Millions of yen)

Items		As of June 30, 2005	As of June 30, 2006	As of March 31, 2006
Total solvency margin	(A)	531,517	761,537	844,762
Net assets (less certain items)		113,123	161,517	98,966
Reserve for price fluctuations		11,466	27,745	26,059
Contingency reserve		57,981	73,800	71,244
Reserve for possible loan losses		1,706	1,479	1,482
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		154,035	335,425	443,638
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		(9,562)	(41,005)	(4,644)
Excess of amount of policy surrender payment		82,963	69,491	72,383
Unallotted portion of reserve for policyholder dividends		22,177	22,866	22,295
Future profits		5,856	6,339	6,339
Deferred tax assets		36,768	48,877	51,996
Subordinated debt		55,000	55,000	55,000
Deductible items		-	-	-
Total risk $\sqrt{R_1^2+(R_2+R_3+R_7)^2}+R_4$	(B)	120,887	153,732	161,631
Insurance risk	R_1	36,501	37,104	36,831
Assumed investment yield risk	R_2	24,914	24,122	24,255
Investment risk	R_3	87,186	121,281	129,193
Business risk	R_4	2,972	3,650	3,805
Minimum guarantee risk	R_7	21	19	19
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		879.4%	990.7%	1,045.2%

Notes: 1. Figures as of March 31, 2006 were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance. Figures as of June 30, 2005 and 2006 were calculated, using the calculation methods based on the above provisions and considered appropriate by the Company.

2. "Net assets (less certain items)" as of June 30, 2006 represents net assets on the balance sheet less total valuation and translation adjustments, and estimated appropriation paid in cash. As of June 30, 2005 and March 31, 2006, "Net assets (less certain items)" above represents equity capital on the balance sheet less net unrealized gains on securities, and estimated appropriation paid in cash.

3. The figures of "minimum guarantee risk" were calculated on the basis of the regulatory standard.

(10) Adjusted Net Assets

(Millions of yen)

Item	As of June 30, 2005	As of June 30, 2006	As of March 31, 2006
Adjusted net assets	494,233	620,839	757,580

Note: Foregoing were calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

(10) Assets Composition (General Account Assets)

(Millions of yen, %)

Category	As of June 30, 2005		As of June 30, 2006		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	160,538	2.6	161,775	2.5	158,706	2.4
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	85,246	1.4	132,461	2.0	124,358	1.9
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	50	0.0	50	0.0	50	0.0
Securities	4,100,319	65.6	4,415,841	68.3	4,550,498	69.1
Domestic bonds	2,617,179	41.9	2,680,705	41.5	2,671,153	40.6
Domestic stocks	531,676	8.5	829,743	12.8	933,993	14.2
Foreign securities	843,946	13.5	824,544	12.8	863,303	13.1
Bonds	670,489	10.7	572,059	8.8	619,201	9.4
Stock, etc.	173,457	2.8	252,484	3.9	244,102	3.7
Other securities	107,517	1.7	80,847	1.3	82,047	1.2
Loans	1,663,042	26.6	1,531,285	23.7	1,535,833	23.3
Policy loans	110,942	1.8	107,335	1.7	109,118	1.7
Commercial loans	1,552,100	24.8	1,423,949	22.0	1,426,715	21.7
Property and equipment	171,799	2.7	167,657	2.6	168,480	2.6
Deferred tax assets	-	-	-	-	-	-
Deferred tax assets concerning revaluation	3,231	0.1	-	-	-	-
Other assets	72,065	1.2	56,864	0.9	49,049	0.7
Reserve for possible loan losses	(2,770)	(0.0)	(1,677)	(0.0)	(1,680)	(0.0)
Total	6,253,524	100.0	6,464,258	100.0	6,585,297	100.0
Foreign currency denominated assets included	806,769	12.9	751,055	11.6	793,354	12.0

(11) Fair Value Information on Securities and Others (General Account Assets)

a) Fair Value Information on Securities (those with current fair value out of securities excluding trading securities)

(Millions of yen)

Category	As of June 30, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	288,043	294,674	6,630	7,374	744
Domestic bonds	215,750	221,356	5,605	6,348	743
Monetary claims purchased	67,292	68,318	1,025	1,026	0
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,631,645	1,669,386	37,740	41,072	3,331
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	1,986,929	2,158,107	171,178	185,944	14,766
Domestic bonds	750,394	769,782	19,388	22,018	2,630
Domestics stocks	398,202	513,279	115,077	122,155	7,077
Foreign securities	721,583	753,014	31,431	36,386	4,955
Bonds	640,503	670,489	29,985	33,157	3,171
Stock, etc.	81,080	82,525	1,445	3,228	1,783
Other securities	99,052	104,075	5,023	5,126	103
Money claims purchased	17,696	17,954	257	257	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,906,618	4,122,168	215,549	234,391	18,841
Domestic bonds	2,597,791	2,660,525	62,734	69,439	6,705
Domestic stocks	398,202	513,279	115,077	122,155	7,077
Foreign securities	721,583	753,014	31,431	36,386	4,955
Bonds	640,503	670,489	29,985	33,157	3,171
Stock, etc.	81,080	82,525	1,445	3,228	1,783
Other securities	99,052	104,075	5,023	5,126	103
Monetary claims purchased	84,988	86,272	1,283	1,284	0
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.
2. Monetary trusts do not include other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of yen)

Category	As of June 30, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	6,375
Available-for-sale securities	106,472
Unlisted domestic stocks	12,020
Unlisted foreign stocks	90,000
Unlisted foreign bonds	-
Others	4,451
Total	112,847

(Millions of yen)

Category	As of June 30, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	348,743	336,958	(11,785)	494	12,279
Domestic bonds	231,420	222,451	(8,969)	492	9,461
Monetary claims purchased	112,323	109,507	(2,815)	2	2,818
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,792,287	1,748,823	(43,464)	753	44,217
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	1,914,777	2,287,442	372,665	402,971	30,306
Domestic bonds	661,586	656,997	(4,589)	5,284	9,873
Domestics stocks	458,237	811,460	353,223	360,847	7,624
Foreign securities	704,426	717,997	13,571	24,661	11,089
Bonds	567,615	572,059	4,444	12,675	8,231
Stock, etc.	136,811	145,938	9,127	11,986	2,858
Other securities	69,728	80,847	11,119	12,171	1,052
Money claims purchased	20,798	20,138	(660)	6	666
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,055,808	4,373,224	317,415	404,219	86,803
Domestic bonds	2,685,294	2,628,271	(57,022)	6,530	63,552
Domestic stocks	458,237	811,460	353,223	360,847	7,624
Foreign securities	704,426	717,997	13,571	24,661	11,089
Bonds	567,615	572,059	4,444	12,675	8,231
Stock, etc.	136,811	145,938	9,127	11,986	2,858
Other securities	69,728	80,847	11,119	12,171	1,052
Monetary claims purchased	133,121	129,646	(3,475)	8	3,484
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of yen)

Category	As of June 30, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	6,375
Available-for-sale securities	118,474
Unlisted domestic stocks	11,907
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	106,566
Total	124,850

(Millions of yen)

Category	As of March 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	340,401	336,474	(3,926)	1,342	5,268
Domestic bonds	229,004	227,019	(1,984)	1,305	3,290
Monetary claims purchased	106,397	104,454	(1,942)	36	1,978
Certificates of deposit	5,000	5,000	0	0	-
Policy reserve matching bonds	1,773,298	1,750,945	(22,353)	2,700	25,053
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	1,949,006	2,441,908	492,902	508,904	16,002
Domestic bonds	667,801	668,850	1,049	7,442	6,393
Domestics stocks	466,882	915,698	448,816	449,644	827
Foreign securities	732,794	757,349	24,554	32,807	8,252
Bonds	609,075	619,201	10,125	16,301	6,176
Stock, etc.	123,719	138,148	14,429	16,505	2,076
Other securities	63,045	82,047	19,001	19,004	2
Money claims purchased	18,482	17,961	(520)	4	525
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,062,706	4,529,328	466,622	512,946	46,324
Domestic bonds	2,670,104	2,646,815	(23,288)	11,448	34,737
Domestic stocks	466,882	915,698	448,816	449,644	827
Foreign securities	732,794	757,349	24,554	32,807	8,252
Bonds	609,075	619,201	10,125	16,301	6,176
Stock, etc.	123,719	138,148	14,429	16,505	2,076
Other securities	63,045	82,047	19,001	19,004	2
Monetary claims purchased	124,879	122,416	(2,463)	41	2,504
Certificates of deposit	5,000	5,000	0	0	-
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of yen)

Category	As of March 31, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	6,375
Available-for-sale securities	117,893
Unlisted domestic stocks	11,919
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	105,974
Total	124,268

b) Fair Value Information on Monetary Trusts

(Millions of yen)

Category	As of June 30, 2005					As of June 30, 2006				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Monetary trusts	50	50	-	-	-	50	50	-	-	-

Category	As of March 31, 2006				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Monetary trusts	50	50	-	-	-

* Monetary trusts for investment

(Millions of yen)

Category	As of June 30, 2005		As of June 30, 2006		As of March 31, 2006	
	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses
Monetary trusts for investment	-	-	-	-	-	-

* Monetary trusts for held-to-maturity, policy reserve matching and others

(Millions of yen)

Category	As of June 30, 2005					As of June 30, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-	-	-	-	-
Other monetary trusts	50	50	-	-	-	50	50	-	-	-
Jointly operated and desingnated monetary trusts	50	50	-	-	-	50	50	-	-	-
Total	50	50	-	-	-	50	50	-	-	-

Category	As of March 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	50	50	-	-	-
Jointly operated and desingnated monetary trusts	50	50	-	-	-
Total	50	50	-	-	-

c) Fair Value Information on Real Estate

(Millions of yen)

Category	As of June 30, 2005					As of June 30, 2006				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Land	101,257	91,736	(9,520)	3,476	12,997	100,755	96,133	(4,622)	8,099	12,722
Leasehold	156	114	(41)	10	52	156	109	(46)	11	58
Total	101,414	91,851	(9,562)	3,487	13,049	100,912	96,242	(4,669)	8,111	12,780

Category	As of March 31, 2006				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Land	100,866	96,268	(4,597)	8,099	12,697
Leasehold	156	109	(46)	11	58
Total	101,023	96,378	(4,644)	8,111	12,755

Note: Current fair value are calculated based on the appraisal prices and posted prices.

d) Fair Value Information on Derivative Transactions
(total transactions which hedge accounting applied and not applied)

(i) Breakdown of net gains/losses (breakdown of transactions which hedge accounting applied and not applied)

As of June 30, 2006 (Millions of yen)

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	(2,239)	(11,534)	-	-	-	(13,774)
Hedge accounting not applied	-	(451)	(65)	-	-	(517)
Total	(2,239)	(11,986)	(65)	-	-	(14,291)

Note: *Accrued interest of interest-related net gains/losses applied hedge accounting (134 million yen), currncy-related net gains/losses with fair value hedge accounting ((11,534) million yen), and net gains/losses not applied hedge accounting are recorded on the statement of operations.*

(ii) Interest-related derivative transactions

(Millions of yen)

Category	Type	As of June 30, 2005				As of June 30, 2006				As of March 31, 2006			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Interest rate swaps												
	Receipts fixed, payments floating	190,045	114,710	4,020	4,020	140,313	122,767	(2,239)	(2,239)	138,286	123,240	(2,083)	(2,083)
Total					4,020				(2,239)				(2,083)

Note: *Valuation gains/losses indicates the current market or fair value.*

(iii) Currency-related derivative transactions

(Millions of yen)

Category	Type	As of June 30, 2005				As of June 30, 2006				As of March 31, 2006			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Exchange contract												
	Sold	548,410	-	558,713	(10,303)	428,330	-	440,316	(11,986)	422,754	-	428,654	(5,900)
	US dollar	204,013	-	211,586	(7,572)	97,169	-	98,794	(1,624)	84,888	-	86,555	(1,667)
	Euro	252,777	-	253,447	(670)	228,434	-	235,714	(7,279)	239,526	-	243,893	(4,366)
	British pound	-	-	-	-	4,169	-	4,189	(19)	-	-	-	-
	Canadian dollar	46,680	-	49,351	(2,670)	49,644	-	50,377	(732)	65,459	-	65,005	453
	Swedish krona	44,937	-	44,328	609	48,911	-	51,241	(2,330)	32,879	-	33,199	(320)
	Bought	3,727	-	3,768	40	-	-	-	-	-	-	-	-
	US dollar	3,464	-	3,502	38	-	-	-	-	-	-	-	-
	Hong Kong dollar	263	-	265	2	-	-	-	-	-	-	-	-
Total					(10,263)				(11,986)				(5,900)

Notes: *1. Exchange rate as of the end of each fiscal year is used for futures rate .*

2. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheet, for the reason the settlement amount in yen is fixed based on the exchange contract.

3. Valuation gains/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements.

(iv) Stock-related derivative transactions

(Millions of yen)

Category	Type	As of June 30, 2005				As of June 30, 2006				As of March 31, 2006			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
OTC	Stock index futures												
	Bought												
	Put	79,993	-			10,000	-			19,996	-		
		[2,788]	[-]	1,231	(1,557)	[643]	[-]	577	(65)	[1,326]	[-]	340	(986)
Total					(1,557)				(65)				(986)

Notes: 1. Figures in parentheses indicates option premiums in the balance sheet.

2. Valuation gains/losses indicates the difference between the option premium and the current market or fair value.

(v) Bond-related derivative transactions

The Company did not have any balances as of June 30, 2006 and 2005, and March 31, 2006.

(vi) Others

The Company did not have any balances as of June 30, 2006 and 2005, and March 31, 2006.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2006)

August 11, 2006

Name of Company:	**T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings:	Tokyo, Osaka
Security Code No.:	8795
Head Office:	Tokyo, Japan
URL:	http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None

(2) Changes in Method of Accounting: Applicable. Accounting standard for presentation of net assets in the balance sheet and its implementation has been applied since the three months ended June 30, 2006.

2. Non-Consolidated Operating Results for the Three Months Ended June 30, 2006 (April 1, 2006 – June 30, 2006)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Three months ended June 30, 2006	¥275,062 million	3.0	¥31,526 million	64.0	¥27,897 million	27.2	¥14,207 million	75.8
Three months ended June 30, 2005	¥267,101 million	(14.3)	¥19,227 million	(41.2)	¥21,936 million	(10.2)	¥8,079 million	(52.5)
Year Ended March 31, 2006	¥1,062,452 million	0.3	¥99,445 million	3.8	¥96,105 million	(6.4)	¥39,099 million	17.4

	Net Income per Share
Three months ended June 30, 2006	¥9,471.86
Three months ended June 30, 2005	¥5,386.35
Year Ended March 31, 2006	¥26,004.80

Notes:

1. *Average number of outstanding shares during the term: for the three months ended June 30, 2006: 1,500,000; for the three months ended June 30, 2005: 1,500,000; for the fiscal year ended March 31, 2006: 1,500,000*
2. *% change for ordinary revenues, ordinary profit and net income, etc. is presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of June 30, 2006	¥6,274,076 million	¥518,753 million	8.3%	¥345,835.92
As of June 30, 2005	¥5,947,334 million	¥324,856 million	5.5%	¥216,570.88
As of March 31, 2006	¥6,406,113 million	¥590,221 million	9.2%	¥393,419.43

Notes:

1. *Number of outstanding shares at the end of the term: as of June 30, 2006: 1,500,000; as of June 30, 2005: 1,500,000; as of March 31, 2006: 1,500,000.*
2. *Number of treasury stock at the end of the term: None*

3. Forecast for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

Daido Life's forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2007"* section in this material *"Consolidated Financial Summary for the Three Months Ended June 30, 2006"*.

Daido Life Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of June 30, 2005	As of June 30, 2006	Increase (decrease)		As of March 31, 2006
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	276,833	233,469	(43,364)	(15.7)	304,368
Cash	56	49	(7)	(12.6)	71
Deposit	276,777	233,420	(43,356)	(15.7)	304,296
Call loans	92,000	110,000	18,000	19.6	80,000
Monetary claims purchased	170,997	213,063	42,066	24.6	156,218
Monetary trusts	153,883	210,039	56,156	36.5	242,674
Securities	4,025,913	4,330,291	304,378	7.6	4,435,668
Government bonds	323,371	205,989	(117,382)	(36.3)	246,175
Municipal bonds	1,005,963	933,540	(72,422)	(7.2)	960,107
Corporate bonds	1,110,113	1,077,872	(32,241)	(2.9)	1,079,760
Domestic stocks	406,237	554,908	148,671	36.6	609,122
Foreign securities	577,542	742,966	165,424	28.6	673,504
Other securities	602,684	815,013	212,329	35.2	866,998
Loans	1,028,691	981,395	(47,296)	(4.6)	986,252
Policy loans	80,937	80,130	(807)	(1.0)	81,278
Commercial loans	947,754	901,264	(46,489)	(4.9)	904,974
Property and equipment	146,379	-	-	-	143,009
Land	82,657	-	-	-	81,141
Buildings	61,483	-	-	-	58,567
Equipment	1,196	-	-	-	1,159
Construction in progress	1,041	-	-	-	2,141
Tangible fixed assets	-	143,701	-	-	-
Land	-	80,735	-	-	-
Buildings	-	57,738	-	-	-
Construction in progress	-	4,085	-	-	-
Other tangible fixed assets	-	1,141	-	-	-
Intangible fixed assets	-	7,728	-	-	-
Software	-	6,606	-	-	-
Other intangible fixed assets	-	1,122	-	-	-
Due from agencies	1,467	1,463	(3)	(0.3)	1,548
Due from reinsurers	1,188	1,172	(16)	(1.4)	1,261
Other assets	51,743	43,397	(8,346)	(16.1)	56,800
Accounts receivable	8,354	10,757	2,402	28.8	15,596
Prepaid expenses	4,560	5,150	589	12.9	2,676
Accrued income	18,499	17,626	(872)	(4.7)	18,606
Deposit for rent	3,850	4,199	348	9.1	4,262
Margin for futures contracts	89	-	(89)	(100.0)	1,739
Derivatives	2,918	3,191	273	9.4	3,772
Deferred valuation losses on hedge	2,988	-	-	-	-
Suspense payable	717	767	49	6.9	756
Other assets	9,763	1,703	(8,060)	(82.6)	9,389
Reserve for possible loan losses	(1,763)	(1,645)	118	(6.7)	(1,687)
Total assets	5,947,334	6,274,076	326,742	5.5	6,406,113

(Millions of yen)

	As of June 30, 2005	As of June 30, 2006	Increase (decrease)		As of March 31, 2006
	Amount	Amount	Amount	% change	Amount
Liabilities:				%	
Policy reserves	5,456,746	5,449,568	(7,178)	(0.1)	5,476,012
Reserve for outstanding claims	43,544	44,598	1,053	2.4	43,721
Policy reserve	5,286,260	5,282,247	(4,013)	(0.1)	5,306,524
Reserve for policyholder dividends	126,940	122,722	(4,218)	(3.3)	125,766
Due to agencies	0	0	0	1,413.5	-
Due to reinsurers	269	244	(24)	(9.2)	448
Commercial paper	15,000	35,000	20,000	133.3	20,000
Other liabilities	45,182	68,393	23,211	51.4	76,844
Cash collateral receiving undei security landing contracts	5,927	-	(5,927)	(100.0)	20,275
Income taxes payable	703	1,463	760	108.1	2,730
Accounts payable	6,037	28,762	22,724	376.4	23,631
Accrued expenses	6,020	6,324	304	5.1	9,382
Unearned income	3,758	3,647	(111)	(3.0)	3,527
Deposit received	3,334	3,539	204	6.1	781
Guarantee deposits	5,488	5,586	97	1.8	5,536
Margin for futures contracts	-	10	10	-	-
Derivatives	9,172	15,050	5,877	64.1	4,257
Deferred valuation gains on hedge	-	-	-	-	3,360
Suspense receipt	4,738	4,009	(729)	(15.4)	3,361
Reserve for employees' retirement benefits	65,850	67,291	1,440	2.2	67,316
Reserve for directors' and corporate auditors retirement benefits	1,589	1,703	114	7.2	1,760
Reserve for price fluctuations	34,304	49,720	15,416	44.9	47,571
Deferred tax liabilities	3,536	83,400	79,864	2,258.6	125,937
Total liabilities	5,622,478	5,755,322	132,844	2.4	5,815,892
Stockholders' equity:					
Common stock	75,000	-	-	-	75,000
Capital surplus	54	-	-	-	54
Retained earnings	101,116	-	-	-	132,137
Legal reserve for future losses	7,345	-	-	-	7,345
Appropriated retained earnings	74,652	-	-	-	74,619
Provision for advanced depreciation on real estate	1,559	-	-	-	1,559
Provision for 100th anniversary project	93	-	-	-	60
General reserve	73,000	-	-	-	73,000
Unappropriated retained earnings	19,118	-	-	-	50,172
Net unrealized gains on securities	148,685	-	-	-	383,030
Total stockholders' equity	324,856	-	-	-	590,221
Total liabilities and stockholders' equity	5,947,334	-	-	-	6,406,113
Net assets:					
Common stock	-	75,000	-	-	-
Capital surplus	-	54	-	-	-
Retained earnings	-	137,286	-	-	-
Legal reserve for future losses	-	9,157	-	-	-
Other retained earnings	-	128,129	-	-	-
Provision for advanced depreciation on real estate	-	1,559	-	-	-
Provision for 100th anniversary project	-	51	-	-	-
General reserve	-	100,000	-	-	-
Unappropriated retained earnings	-	26,518	-	-	-
Total stockholders' equity	-	212,340	-	-	-
Net unrealized gains on securities	-	304,558	-	-	-
Gains on deferred hedge	-	1,854	-	-	-
Total valuation and translation adjustments	-	306,413	-	-	-
Total net assets	-	518,753	-	-	-
Total liabilities and net assets	-	6,274,076	-	-	-

Daido Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	267,101	275,062	7,961	3.0	1,062,452
Income from insurance premiums	206,674	211,241	4,566	2.2	871,153
Insurance premiums	206,140	210,806	4,665	2.3	870,134
Ceded reinsurance recoveries	534	435	(99)	(18.6)	1,018
Investment income	32,835	38,481	5,645	17.2	180,674
Interest, dividends and income from real estate for rent	23,675	30,202	6,526	27.6	106,987
Interest income from deposits	1,177	1,523	345	29.3	5,343
Interest income and dividends from securities	15,941	22,087	6,146	38.6	75,571
Interest income from loans	4,955	4,694	(261)	(5.3)	19,304
Interest from real estate for rent	1,574	1,585	11	0.7	6,352
Other income from interest and dividends	25	311	285	1,102.9	415
Gains from monetary trust, net	737	1,338	601	81.5	3,664
Gains on investment in trading securities, net	2,792	-	(2,792)	(100.0)	22,157
Gains on sales of securities	2,337	2,708	370	15.9	16,449
Gains on redemption of securities	467	-	(467)	(100.0)	467
Gains from derivatives, net	-	3,586	3,586	-	-
Other investment income	623	644	20	3.3	2,595
Gains on separate accounts, net	2,201	-	(2,201)	(100.0)	28,352
Other ordinary income	27,590	25,340	(2,250)	(8.2)	10,624
Income related to withheld insurance claims and other payments for future annuity payments	23	29	5	23.2	297
Income due to withheld insurance payments	645	564	(80)	(12.4)	3,177
Reversal of reserve for outstanding claims	4,077	-	(4,077)	(100.0)	3,900
Reversal of policy reserve	22,451	24,276	1,825	8.1	2,188
Reversal of reserve for employees' retirement benefits	85	24	(61)	(71.1)	-
Other ordinary profit	306	444	137	44.8	1,060
Ordinary expenses	247,874	243,535	(4,338)	(1.8)	963,007
Insurance claims and other payments	207,460	200,746	(6,713)	(3.2)	791,872
Insurance claims	98,526	80,104	(18,421)	(18.7)	308,591
Annuity payments	6,778	6,720	(57)	(0.8)	27,259
Insurance benefits	49,544	47,018	(2,526)	(5.1)	175,698
Surrender payments	44,877	54,135	9,257	20.6	203,007
Other payments	7,528	12,557	5,028	66.8	76,220
Reinsurance premiums	204	209	4	2.4	1,093
Provision for policy and other reserves	230	1,097	867	376.5	906
Provision for reserve for outstanding claims	-	877	877	-	-
Interest portion of reserve for policyholder dividends	230	220	(9)	(4.3)	906
Investment expenses	9,957	10,740	783	7.9	46,696
Interest expenses	7	18	11	166.7	25
Losses on investment in trading securities, net	-	1,715	1,715	-	-
Losses on sales of securities	98	178	80	81.4	1,045
Devaluation losses on securities	149	296	146	97.7	547
Losses from derivatives, net	6,839	-	(6,839)	(100.0)	31,227
Foreign exchange losses, net	1,197	1,448	250	20.9	4,924
Depreciation of real estate for rent	691	602	(88)	(12.9)	2,698
Other investment expenses	973	1,122	148	15.2	6,227
Losses on separate accounts, net	-	5,359	5,359	-	-
Operating expenses	27,180	27,568	388	1.4	109,262
Other ordinary expenses	3,046	3,382	336	11.0	14,268
Payments related to withheld insurance claims	400	601	200	50.0	1,914
Taxes	1,579	1,584	4	0.3	6,572
Depreciation	994	1,007	12	1.3	4,075
Provision for reserve for employees' retirement	-	-	-	-	1,379
Other ordinary losses	70	188	117	166.3	326
Ordinary profit	19,227	31,526	12,299	64.0	99,445

(Millions of yen)

	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	% change	Amount
Extraordinary gains	78	47	(31)	(40.1)	961
Gains on sales of property and equipment	-	-	-	-	791
Reversal of reserve for possible loan losses	69	42	(26)	(38.5)	139
Recoveries of bad debts previously written-off	9	4	(4)	(51.9)	30
Extraordinary losses	2,019	2,619	600	29.7	16,563
Losses on sales, disposal and devaluation of property and equipment	14	-	-	-	1,257
Losses on sales, disposal and devaluation of fixed assets	-	432	-	-	-
Impairment loss	270	30	(240)	(88.9)	270
Provision for reserve for price fluctuations	1,720	2,148	428	24.9	14,987
Provision for 100th anniversary project	14	8	(6)	(41.4)	47
Provision for reserve for policyholder dividends	5,050	5,441	391	7.8	27,310
Income before income taxes	12,236	23,512	11,276	92.2	56,532
Current income taxes	3,942	8,538	4,596	116.6	27,266
Deferred income taxes	214	766	551	257.2	(9,833)
Net income	8,079	14,207	6,128	75.8	39,099
Unappropriated retained earnings at beginning of period	11,024	-	-	-	11,024
Transfer from provision for 100th anniversary project	14	-	-	-	47
Unappropriated retained earnings at end of period	19,118	-	-	-	50,172

Supplementary Materials for the Three Months Ended June 30, 2006

Business Highlights (Non-Consolidated)

Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen, %)

Category	As of June 30, 2005				As of June 30, 2006				As of March 31, 2006	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	2,000	100.3	384,326	100.9	1,990	99.5	387,026	100.7	1,998	387,711
Individual term life insurance	1,434	101.8	354,634	101.4	1,457	101.6	359,051	101.2	1,457	359,336
Individual annuities	145	103.9	12,113	103.0	151	103.8	12,382	102.2	150	12,369
Sub total	2,145	100.5	396,439	100.9	2,141	99.8	399,409	100.7	2,149	400,080
Group insurance	-	-	122,671	100.9	-	-	120,397	98.1	-	120,196
Group annuities	-	-	20,888	94.4	-	-	19,869	95.1	-	20,279

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

3. % change is presented in comparison with the same term of the previous fiscal year (hereinafter same if not mentioned otherwise).

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Three Months Ended June 30, 2005					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	55	97.8	9,268	94.1	9,250	17
Individual term life insurance	43	92.9	9,016	94.5	8,997	18
Individual annuities	2	106.6	201	107.1	201	(0)
Subtotal	58	98.2	9,469	94.3	9,451	17
Group insurance	-	-	74	73.6	74	
Group annuities	-	-	0	0.5	0	

Category	Three Months Ended June 30, 2006					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	54	97.4	9,824	106.0	9,841	(16)
Individual term life insurance	44	100.8	9,586	106.3	9,603	(16)
Individual annuities	2	106.3	211	104.9	210	0
Subtotal	56	97.8	10,036	106.0	10,052	(16)
Group insurance	-	-	327	439.3	327	
Group annuities	-	-	0	9,497.4	0	

Category	Year Ended March 31, 2006					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	234	98.6	41,929	98.4	41,888	40
Individual term life insurance	187	97.9	40,807	98.9	40,767	40
Individual annuities	11	107.2	998	106.6	998	0
Subtotal	245	99.0	42,927	98.6	42,886	40
Group insurance	-	-	543	187.0	543	
Group annuities	-	-	0	6.9	0	

Notes:

1. The number of new policies includes increase from conversion.

2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity is equal to the initial premium payment.

(3) Annualized Premiums

a. Policy amount in force

(Millions of yen, %)

Category		Three months ended June 30, 2005		Three months ended June 30, 2006		Year ended March 31, 2006	
		Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual Insurance		627,582	102.9	640,064	102.0	639,101	102.1
Individual annuities		45,413	105.0	45,812	100.9	45,645	101.1
Total		672,996	103.1	685,876	101.9	684,746	102.1
	3rd Sector	61,334	97.8	60,186	98.1	60,631	98.3

b. New policies

(Millions of yen, %)

Category		Three months ended June 30, 2005		Three months ended June 30, 2006		Year ended March 31, 2006	
		Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual Insurance		17,854	111.9	18,100	101.4	79,131	99.9
Individual annuities		586	103.2	833	142.1	3,758	133.4
Total		18,441	111.6	18,934	102.7	82,889	101.1
	3rd Sector	940	104.7	883	94.0	3,916	103.4

Notes:

1.New policies include net increase from conversions.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance;the Second Sector, which involves P&C insurance;and the Third Sector, which involves insurance positioned between the two, including medical insurnace, cancer insurance, accident insurance, and nursing care insurnace.

(4) Term Life Insurance Policy Amount by Dividend Type

(i) Policy amount in force

(100 Millions of yen, %)

Category	Three months ended June 30, 2005		Three months ended June 30, 2006		Year Ended March 31, 2006	
	Amount	%	Amount	%	Amount	%
Participating	207,663	58.5	196,749	54.8	200,392	55.8
Semi-participating	79,686	22.5	82,055	22.9	82,378	22.9
Non-participating	67,284	19.0	80,247	22.3	76,565	21.3
Total	354,634	100.0	359,051	100.0	359,336	100.0

(ii) New policy amount

(100 Millions of yen, %)

Category	Three months ended June 30, 2005		Three months ended June 30, 2006		Year Ended March 31, 2006	
	Amount	%	Amount	%	Amount	%
Participating	2,386	26.5	2,105	21.9	10,877	26.7
Semi-participating	2,257	25.1	1,399	14.6	10,362	25.4
Non-participating	4,353	48.4	6,098	63.5	19,527	47.9
Total	8,997	100.0	9,603	100.0	40,767	100.0

Notes:

1. Semi-participating policies only pay dividends related to investment every five years.

2. New policy amount do not include net increase from conversion.

(5) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Three months ended June 30, 2005				Three months ended June 30, 2006				Year Ended March 31, 2006	
	Number	Change (%)	Amount	Change (%)	Number	Change (%)	Amount	Change (%)	Number	Amount
Individual insurance	47	94.5	7,670	98.0	49	105.3	8,338	108.7	181	29,873
Individual annuities	1	111.6	114	106.6	1	118.8	148	128.9	5	526
Total	48	94.9	7,785	98.1	51	105.6	8,486	109.0	187	30,400

(6) Surrender and Lapse Rate

(Surrender and lapse amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Three months ended June 30, 2005	Three months ended June 30, 2006	Year Ended March 31, 2006
Individual insurance	1.99	2.15	7.76
Individual annuities	0.95	1.20	4.36
Total	1.96	2.12	7.66

Note: Surrender and lapse rate is not annualized.

(7) Reconciliation to Core Profit and Non-Consolidated Ordinary Profit

a. Reconciliation to core profit

(Millions of yen)

Category	Three months ended June 30, 2005	Three months ended June 30, 2006	Year Ended March 31, 2006
Core Revenues	261,525	267,795	1,021,367
Income from Insurance Premiums	206,674	211,241	871,153
Insurance premiums	206,140	210,806	870,134
Ceded reinsurance recoveries	534	435	1,018
Investment Income	26,968	30,846	138,403
Interest, dividends and income from real estate for rent	23,675	30,202	106,987
Gains on redemption of securities	467	-	467
Other investment income	623	644	2,595
Gains on separate accounts, net	2,201	-	28,352
Other Ordinary Income	27,882	25,493	11,810
Income related to withheld insurance claims and other payments for future annuity payments	23	29	297
Income due to withheld insurance payments	645	564	3,177
Reversal of reserve for outstanding claims	4,077	-	3,900
Reversal of policy reserves (except contingency reserve)	22,743	24,430	3,374
Reversal of reserve for employees' retirement benefits	85	24	-
Other ordinary income	306	444	1,060
Other Core Revenues	-	213	-
Core Expenses	239,589	239,898	925,261
Insurance Claims and Other Payments	207,460	200,746	791,872
Insurance claims	98,526	80,104	308,591
Annuity payments	6,778	6,720	27,259
Insurance benefits	49,544	47,018	175,698
Surrender payments	44,877	54,135	203,007
Other payments	7,528	12,557	76,220
Reinsurance payments	204	209	1,093
Provision for Policy and Other Reserves	230	1,097	906
Investment Expenses	1,672	7,102	8,950
Interest expense	7	18	25
Depreciation of real estate for rent	691	602	2,698
Other investment expenses	973	1,122	6,227
Losses on separate accounts, net	-	5,359	-
Operating Expenses	27,180	27,568	109,262
Other Ordinary Expenses	3,046	3,382	14,268
Payments related to withheld insurance claims	400	601	1,914
Taxes	1,579	1,584	6,572
Depreciation	994	1,007	4,075
Provision for reserve for employees' retirement benefits	-	-	1,379
Other ordinary losses	70	188	326
Other Core Expenses	-	-	-
Core Profit	21,936	27,897	96,105

Note: Core revenues for the three months ended June 30, 2006 includes 213 million yen of income gains from monetary trusts as other core revenues, instead of capital gains.

b. Reconciliation to non-consolidated ordinary profit

(Millions of yen)

Category	Three months ended June 30, 2005	Three months ended June 30, 2006	Year Ended March 31, 2006
Core profit (A)	21,936	27,897	96,105
Capital gains	5,867	7,420	42,270
Gains from monetary trusts, net	737	1,338	3,664
Gains on investments in trading securities, net	2,792	-	22,157
Gains on sale of securities	2,337	2,708	16,449
Gains from derivatives, net	-	3,586	-
Foreign exchange gains, net	-	-	-
Others	-	(213)	-
Capital losses	8,285	3,637	37,745
Losses from monetary trusts, net	-	-	-
Losses on investments in trading securities, net	-	1,715	-
Losses on sale of securities	98	178	1,045
Devaluation losses on securities	149	296	547
Losses from derivatives, net	6,839	-	31,227
Foreign exchange losses, net	1,197	1,448	4,924
Others	-	-	-
Capital gains/losses (B)	(2,417)	3,782	4,525
(A+B)	19,518	31,680	100,630
Other one-time gains	(291)	(153)	(1,185)
Ceding reinsurance commissions	-	-	-
Reversal of contingency reserve	(291)	(153)	(1,185)
Others	-	-	-
Other one-time losses	-	-	-
Reinsurance premiums	-	-	-
Provision for contingency reserve	-	-	-
Provision for specific reserve for possible loan losses	-	-	-
Provision for specific reserves for loans to refinancing countries	-	-	-
Write-off of loans	-	-	-
Others	-	-	-
Other one-time gains/losses (C)	(291)	(153)	(1,185)
Ordinary profit (A+B+C)	19,227	31,526	99,445

(8) Negative Spread

(Millions of yen, %)

Category	Three months ended June 30, 2005	Three months ended June 30, 2006	Year Ended March 31, 2006
Negative Spread	10,172	3,297	29,390
Investment yield on core profit	1.80%	2.30%	1.99%
Average assumed investment yield	2.61%	2.56%	2.58%
Policy reserves in general accounts	5,066,970	5,066,544	5,028,258

Notes:

1. Method of calculating negative spread:

(Investment yield on core profit - Average assumed investment yield) x Policy reserve in general accounts

2. While investment yield on core profit and avarage assumed investment yield are not annualized.

3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.

5. Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:

Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(9) Solvency Margin Ratio

(Millions of yen)

Items	As of June 30, 2005	As of June 30, 2006	As of March 31, 2006
Total solvency margin (A)	669,973	976,117	1,068,289
Net assets (less certain items)	172,420	208,261	196,573
Reserve for price fluctuations	34,304	49,720	47,571
Contingency reserve	78,185	79,233	79,079
Reserve for possible loan losses	316	186	188
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	209,448	429,022	539,564
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	(10,700)	(4,263)	(4,973)
Excess of amount of policy surrender payment	117,790	124,416	124,207
Unallotted portion of reserve for policyholder dividends	7,474	8,829	8,916
Future profits	10,100	10,883	13,655
Deferred tax assets	50,631	69,826	63,505
Subordinated debt	-	-	-
Deductible items	-	-	-
Total risk $\sqrt{R_1^2 + (R_2 + R_3 + R_7)^2} + R_4$ (B)	131,476	161,803	170,317
Insurance risk R_1	34,232	34,054	34,182
Assumed investment yield risk R_2	21,068	20,291	20,493
Investment risk R_3	101,869	133,337	141,649
Business risk R_4	3,158	3,767	3,940
Minimum guarantee R_7	730	693	684
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)} \times 100$	1,019.2%	1,206.5%	1,254.4%

Notes:

1. Figures as of March 31, 2006 were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance. Figures as of June 30, 2005 and 2006 were calculated based on the above provisions and considered appropriate by the Company.

2. "Net assets (less certain items)" as of June 30, 2006 represents net assets on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate, gains on deferred hedge and estimated appropriation paid in cash. As for June 30, 2005 and March 31, 2006, "Net assets (less certain items)" above represents equity capital on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate and (estimated) appropriation paid in cash.

(10) Adjusted Net Assets

(Millions of yen)

Item	As of June 30, 2005	As of June 30, 2006	As of March 31, 2006
Adjusted net assets	690,992	937,000	1,062,325

Note: Adjusted net assets are calculated based on the regulatory standard.

(11) Asset Composition (General Account Assets)

(Millions of yen, %)

Category	As of June 30, 2005		As of June 30, 2006		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	364,426	6.3%	343,085	5.6%	382,562	6.1%
Monetary claims purchased	170,997	2.9	213,063	3.5	156,218	2.5
Monetary trusts	153,883	2.7	210,039	3.4	242,674	3.9
Securities	3,888,624	67.0	4,188,207	68.3	4,289,684	68.6
Domestic bonds	2,385,225	41.1	2,168,509	35.4	2,236,251	35.7
Domestic stocks	355,854	6.1	502,763	8.2	553,898	8.9
Foreign securities	544,859	9.4	702,804	11.5	632,535	10.1
Foreign bonds	290,364	5.0	330,099	5.4	271,801	4.3
Foreign stocks and other securities	254,495	4.4	372,705	6.1	360,734	5.8
Other securities	602,684	10.4	814,129	13.3	866,998	13.9
Loans	1,028,691	17.7	981,395	16.0	986,252	15.8
Policy loans	80,937	1.4	80,130	1.3	81,278	1.3
Commercial loans	947,754	16.3	901,264	14.7	904,974	14.5
Property and equipment	145,182	2.5	142,559	2.3	141,849	2.3
Other assets	54,539	0.9	53,361	0.9	57,912	0.9
Reserve for possible loan losses	(1,763)	(0.0)	(1,645)	(0.0)	(1,687)	(0.0)
Total	5,804,581	100.0	6,130,066	100.0	6,255,467	100.0
Foreign currency denominated assets	326,865	5.6	470,614	7.7	396,855	6.3

(12) Fair Value Information on Securities and Others (General Account Assets)

1) Fair value information on securities (except trading securities)

a. Securities with fair value

(Millions of yen)

Category	As of June 30, 2005				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,388,529	1,443,575	55,045	57,620	2,575
Domestic bonds	1,325,812	1,379,039	53,227	55,779	2,551
Foreign bonds	62,217	64,033	1,816	1,839	23
Monetary claims purchased	500	501	1	1	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,317,362	2,545,927	228,564	235,975	7,411
Domestic bonds	1,017,850	1,059,413	41,563	41,575	11
Domestic stocks	210,286	335,034	124,748	128,282	3,534
Foreign securities	274,392	288,682	14,289	14,859	569
Bonds	215,519	228,147	12,627	12,847	220
Stocks, etc.	58,873	60,535	1,662	2,011	349
Other securities	545,684	587,397	41,713	42,317	604
Monetary claims purchased	170,497	170,497	-	-	-
Certificates of deposit	27,000	27,000	-	-	-
Monetary trusts	71,651	77,901	6,249	8,941	2,691
Total	3,705,892	3,989,502	283,609	293,596	9,986
Domestic bonds	2,343,662	2,438,453	94,791	97,354	2,563
Domestic stocks	210,286	335,034	124,748	128,282	3,534
Foreign securities	336,610	352,716	16,105	16,698	593
Bonds	277,737	292,180	14,443	14,687	243
Stocks, etc.	58,873	60,535	1,662	2,011	349
Other securities	545,684	587,397	41,713	42,317	604
Monetary claims purchased	170,997	170,998	1	1	-
Certificates of deposit	27,000	27,000	-	-	-
Monetary trusts	71,651	77,901	6,249	8,941	2,691

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. Securities without fair value (Carrying Value)

(Millions of yen)

Category	As of June 30, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	3,690
Available-for-sale securities	122,727
Unlisted domestic stocks	17,128
Unlisted foreign stocks	64,688
Unlisted foreign bonds	-
Others	40,910
Total	126,418

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value

(Millions of yen)

Category	As of June 30, 2006				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,314,630	1,302,806	(11,823)	12,697	24,521
Domestic bonds	1,227,834	1,217,691	(10,142)	12,289	22,431
Foreign bonds	47,335	47,299	(36)	408	445
Monetary claims purchased	39,460	37,815	(1,644)	-	1,644
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,462,907	2,926,217	463,309	482,134	18,824
Domestic bonds	933,916	940,675	6,758	11,891	5,132
Domestic stocks	231,121	480,320	249,198	252,166	2,968
Foreign securities	349,777	354,343	4,565	9,505	4,940
Bonds	281,279	281,999	720	5,306	4,585
Stocks, etc.	68,498	72,343	3,845	4,199	354
Other securities	619,563	794,860	175,297	179,575	4,278
Monetary claims purchased	172,228	172,102	(125)	2	128
Certificates of deposit	35,000	35,000	-	-	-
Monetary trusts	121,299	148,914	27,615	28,993	1,378
Total	3,777,537	4,229,023	451,485	494,832	43,346
Domestic bonds	2,161,750	2,158,366	(3,383)	24,180	27,564
Domestic stocks	231,121	480,320	249,198	252,166	2,968
Foreign securities	397,113	401,642	4,528	9,914	5,385
Bonds	328,614	329,298	683	5,715	5,031
Stocks, etc.	68,498	72,343	3,845	4,199	354
Other securities	619,563	794,860	175,297	179,575	4,278
Monetary claims purchased	211,688	209,918	(1,770)	2	1,772
Certificates of deposit	35,000	35,000	-	-	-
Monetary trusts	121,299	148,914	27,615	28,993	1,378

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. Securities without fair value (Carrying value)

(Millions of yen)

Category	As of June 30, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	3,690
Available-for-sale securities	172,292
Unlisted domestic stocks	18,752
Unlisted foreign stocks	-
Unlisted foreign bonds	764
Others	152,775
Total	175,983

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value

(Millions of yen)

Category	As of March 31, 2006				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,354,389	1,355,206	816	17,243	16,426
Domestic bonds	1,263,514	1,265,230	1,715	16,693	14,978
Foreign bonds	50,748	50,930	182	549	366
Monetary claims purchased	40,126	39,045	(1,080)	-	1,080
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,413,092	3,000,075	586,982	594,812	7,829
Domestic bonds	960,948	972,737	11,788	15,392	3,604
Domestic stocks	233,305	531,455	298,149	298,303	153
Foreign securities	284,036	292,372	8,336	10,007	1,671
Bonds	216,061	221,053	4,991	6,266	1,274
Stocks, etc.	67,974	71,318	3,344	3,741	396
Other securities	616,979	847,946	230,967	232,605	1,637
Monetary claims purchased	116,091	116,091	-	-	-
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	156,731	194,471	37,740	38,503	763
Total	3,767,481	4,355,281	587,799	612,055	24,256
Domestic bonds	2,224,462	2,237,967	13,504	32,086	18,582
Domestic stocks	233,305	531,455	298,149	298,303	153
Foreign securities	334,784	343,302	8,518	10,556	2,038
Bonds	266,809	271,983	5,173	6,815	1,641
Stocks, etc.	67,974	71,318	3,344	3,741	396
Other securities	616,979	847,946	230,967	232,605	1,637
Monetary claims purchased	156,218	155,137	(1,080)	-	1,080
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	156,731	194,471	37,740	38,503	763

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. Securities without fair value (Carrying Value)

(Millions of yen)

Category	As of March 31, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	3,690
Available-for-sale securities	166,080
Unlisted domestic stocks	18,752
Unlisted foreign stocks	—
Unlisted foreign bonds	—
Others	147,328
Total	169,771

Note: Securities included in jointly operated designated monetary trusts are not included herein.

2) Fair value information on monetary trusts

(Millions of yen)

Category	As of June 30, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	153,883	153,883	-	-	-

Category	As of June 30, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	210,039	210,039	-	-	-

Category	As of March 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	242,674	242,674	-	-	-

a. Monetary trusts for investment

The Company held no monetary trusts for investment as of June 30, 2005 and 2006, and March 31, 2006.

b. Monetary trusts for held-to-maturity, policy reserve matching securities, and others

(Millions of yen)

Category	As of June 30, 2005				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	147,633	153,883	6,249	8,941	2,691
Investment type focused on domestic bonds	11,101	11,360	258	260	2
Investment type focused on domestic stocks	61,531	67,522	5,991	8,680	2,689
Investment type focused on foreign securities	-	-	-	-	-
Balance-type	-	-	-	-	-
Investment type focused on collateral short-term money trusts	20,000	20,000	-	-	-
Jointly operated and designated monetary trusts	55,000	55,000	-	-	-
Total	147,633	153,883	6,249	8,941	2,691

Category	As of June 30, 2006				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	182,424	210,039	27,615	28,993	1,378
Investment type focused on domestic bonds	76,402	76,024	(377)	14	392
Investment type focused on domestic stocks	65,221	93,214	27,993	28,978	985
Investment type focused on foreign securities	-	-	-	-	-
Balance-type	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-
Jointly operated and designated monetary trusts	40,800	40,800	-	-	-
Total	182,424	210,039	27,615	28,993	1,378

Category	As of March 31, 2006				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	204,934	242,674	37,740	38,503	763
Investment type focused on domestic bonds	96,258	96,043	(214)	37	252
Investment type focused on domestic stocks	64,375	102,330	37,955	38,466	510
Investment type focused on foreign securities	-	-	-	-	-
Balance- type	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-
Jointly operated and designated monetary trusts	44,300	44,300	-	-	-
Total	204,934	242,674	37,740	38,503	763

Notes:

1. The above figures show all of the fair value information on monetary trusts including securities, cash and call loans, and others.

2. Net Unrealized Gains (Losses) above includes each of the gains/ losses on derivative transactions classified as monetary trusts at the end of each term. These gains/ losses on derivative transactions are recorded in the income statements.

3) Fair value information on real estate

(Millions of yen)

Category	As of June 30, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	82,657	72,284	(10,373)	22,470	32,844
Leasehold	913	586	(326)	291	617
Total	83,570	72,870	(10,700)	22,761	33,462

Category	As of June 30, 2006				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	80,735	76,866	(3,869)	26,051	29,921
Leasehold	913	518	(394)	217	611
Total	81,648	77,385	(4,263)	26,269	30,532

Category	As of March 31, 2006				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	81,141	76,562	(4,579)	25,764	30,343
Leasehold	913	518	(394)	217	611
Total	82,054	77,080	(4,973)	25,982	30,955

Note: Fair values are basically calculated based on the appraisal price. Less important property is calculated based on the posted price.

4) Fair value information on derivative transactions

(i) Gains (losses) on derivatives with and without hedge accounting

As of June 30, 2006 (Millions of yen)

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	2,902	(339)	-	-	-	2,563
Hedge accounting not applied	(51)	(14,365)	-	(4)	-	(14,421)
Total	2,850	(14,705)	-	(4)	-	(11,858)

Notes:

1. Gains (losses) on derivatives which are applied to fair value hedge method (currency-related transactions as of June 30, 2006: a loss of 339 million yen) and gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

(ii) Interest-related transactions (Millions of yen)

Type	As of June 30, 2005				As of June 30, 2006				As of March 31, 2006			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Interest rate swaps:												
Receipts floating, payments fixed	144,982	142,382	(3,149)	(3,149)	142,382	139,782	2,850	2,850	142,382	139,782	3,309	3,309
Total				(3,149)				2,850				3,309

(iii) Currency-related transactions (Millions of yen)

Category	As of June 30, 2005				As of June 30, 2006				As of March 31, 2006			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Foreign exchange contracts:												
Sold:	288,055	-	291,045	(2,990)	383,539	-	398,241	(14,701)	261,814	-	263,841	(2,026)
U.S. dollar	187,539	-	193,322	(5,783)	295,685	-	307,978	(12,292)	178,450	-	178,877	(426)
Euro	94,163	-	91,245	2,918	72,023	-	74,116	(2,093)	71,705	-	73,176	(1,471)
British pound	4,212	-	4,285	(72)	13,916	-	14,209	(292)	9,766	-	9,845	(78)
Canadian dollar	2,140	-	2,192	(52)	1,913	-	1,937	(23)	1,891	-	1,941	(50)
Bought:	33	-	33	0	287	-	284	(3)	156	-	156	(0)
U.S. dollar	6	-	6	0	262	-	259	(3)	156	-	156	(0)
Euro	26	-	26	0	25	-	25	(0)	-	-	-	-
Total				(2,989)				(14,705)				(2,027)

Notes:

1. Forward exchange rates are used as the year -term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

(iv) Stock-related transactions

(Millions of yen)

Category	As of June 30, 2005				As of June 30, 2006				As of March 31, 2006			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions												
Stock index futures:												
Sold	-	-	-	-	-	-	-	-	26,375	-	28,417	(2,041)
Bought	-	-	-	-	-	-	-	-	-	-	-	-
Total				-				-				(2,041)

(v) Bond-related transactions

(Millions of yen)

Category	As of June 30, 2005				As of June 30, 2006				As of March 31, 2006			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions												
Bond futures contracts:												
Sold	33,221	-	33,323	(101)	26,326	-	26,330	(4)	27,233	-	26,958	274
Bought	-	-	-	-	-	-	-	-	-	-	-	-
Total				(101)				(4)				274

(vi) Others

The Company held no other derivative instruments as of June 30, 2005 and 2006 as well as March 31, 2006.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2006)

August 11, 2006

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None

(2) Changes in Method of Accounting: Applicable. Accounting standard for presentation of net assets in the balance sheet and its implementation has been applied since the three months ended June 30, 2006.

2. Non-Consolidated Operating Results for the Three Months Ended June 30, 2006 (April 1, 2006 – June 30, 2006)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Three months ended June 30, 2006	¥49,619 million	(7.0)	¥(4,331) million	7.6	¥(2,911) million	(3.6)	¥(3,110) million	1.3
Three months ended June 30, 2005	¥53,358 million	72.4	¥(4,026) million	269.6	¥(3,019) million	179.6	¥(3,069) million	-
Year Ended March 31, 2006	¥312,371 million	108.0	¥(12,246) million	(5.0)	¥(7,037) million	4.3	¥(11,413) million	-

	Net Income per Share
Three months ended June 30, 2006	¥(3,887.62)
Three months ended June 30, 2005	¥(5,115.42)
Year Ended March 31, 2006	¥(18,952.71)

Notes:

1. *Average number of outstanding shares during the term: for the three months ended June 30, 2006: 800,000; for the three months ended June 30, 2005: 600,000; for the fiscal year ended March 31, 2006: 602,192*
2. *% change for ordinary revenues, ordinary profit and net income, etc. is presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of June 30, 2006	¥916,003 million	¥41,997 million	4.6%	¥52,496.34
As of June 30, 2005	¥752,112 million	¥22,502 million	3.0%	¥37,504.24
As of March 31, 2006	¥934,116 million	¥45,243 million	4.8%	¥56,554.76

Notes:

1. *Number of outstanding shares at the end of the term: as of June 30, 2006: 800,000; as of June 30, 2005: 600,000; as of March 31, 2006: 800,000.*
2. *Number of treasury stock at the end of the term: None*

3. Forecast for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

T&D Financial Life's forecast is omitted. Please refer to T&D Holdings' *"Forecast for the Year Ending March 31, 2007"* section in this material *"Financial Summary for the Three Months Ended June 30, 2006"*.

T&D financial Life Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of June 30, 2005	As of June 30, 2006	Increase (decrease)		As of March 31, 2006
	Amount	Amount	Amount	% change	Amount
Assets:					
Cash and deposits	51,514	52,229	715	1.4	41,611
Cash	10	4	(5)	(56.4)	5
Deposit	51,504	52,225	720	1.4	41,605
Monetary trusts	7,409	9,531	2,122	28.6	7,748
Securities	643,633	821,454	177,820	27.6	844,351
Government bonds	241,827	314,116	72,288	29.9	289,335
Corporate bonds	23,453	18,096	(5,356)	(22.8)	23,092
Domestic stocks	1,894	2,106	211	11.2	2,331
Foreign securities	43,980	39,805	(4,175)	(9.5)	46,688
Other securities	332,476	447,329	114,852	34.5	482,903
Loans	14,569	13,218	(1,350)	(9.3)	13,333
Policy loans	9,360	8,148	(1,212)	(12.9)	8,261
Commercial loans	5,208	5,070	(138)	(2.7)	5,071
Property and equipment	188	–	–	–	145
Buildings	157	–	–	–	124
Equipment	30	–	–	–	20
Construction in progress	–	–	–	–	0
Tangible fixed assets	–	227	–	–	–
Buildings	–	121	–	–	–
Construction in progress	–	86	–	–	–
Other tangible fixed assets	–	19	–	–	–
Intangible fixed assets	–	2,274	–	–	–
Software	–	2,240	–	–	–
Other intangible fixed assets	–	34	–	–	–
Due from agencies	0	–	(0)	(100.0)	–
Due from reinsurers	5,440	5,653	212	3.9	5,923
Other assets	24,253	6,531	(17,722)	(73.1)	15,887
Accounts receivable	14,858	4,023	(10,835)	(72.9)	11,284
Prepaid expenses	306	470	164	53.8	230
Accrued income	878	842	(35)	(4.1)	932
Deposit for rent	880	927	46	5.3	993
Suspense payable	93	105	12	13.0	85
Goodwill	4,875	–	(4,875)	(100.0)	–
Other assets	2,361	162	(2,199)	(93.1)	2,360
Deferred tax assets	5,248	4,974	(274)	(5.2)	5,207
Reserve for possible loan losses	(145)	(92)	52	(36.4)	(92)
Total assets	752,112	916,003	163,890	21.8	934,116

(Millions of yen)

	As of June 30, 2005	As of June 30, 2006	Increase (decrease)		As of March 31, 2006
	Amount	Amount	Amount	% change	Amount
Liabilities:					
Policy reserves	714,300	862,514	148,214	20.7	874,877
Reserve for outstanding claims	6,046	3,982	(2,063)	(34.1)	4,475
Policy reserve	704,874	855,811	150,937	21.4	866,962
Reserve for policyholder dividends	3,380	2,720	(659)	(19.5)	3,440
Due to agencies	802	475	(327)	(40.7)	849
Due to reinsurers	88	70	(18)	(20.8)	59
Other liabilities	3,668	2,802	(865)	(23.6)	4,718
Income taxes payable	14	3	(11)	(78.5)	38
Accounts payable	1,970	1,387	(583)	(29.6)	2,518
Accrued expenses	603	421	(181)	(30.1)	1,129
Unearned income	0	0	(0)	(86.3)	0
Deposits received	300	294	(6)	(2.1)	365
Suspense receipt	778	696	(82)	(10.6)	666
Reserve for employees' retirement benefits	10,348	7,634	(2,713)	(26.2)	7,886
Reserve for directors' and corporate auditors' retirement benefits	92	124	31	34.4	117
Reserve for price fluctuations	309	384	75	24.3	364
Total liabilities	729,610	874,006	144,396	19.8	888,872
Stockholders' equity:					
Common stock	20,000	–	–	–	36,000
Capital surplus	10,000	–	–	–	26,000
Retained earnings (deficit)	(7,887)	–	–	–	(16,231)
Unappropriated deficit	7,887	–	–	–	16,231
Net unrealized gains on securities	390	–	–	–	(524)
Total stockholders' equity	22,502	–	–	–	45,243
Total liabilities and stockholders' equity	752,112	–	–	–	934,116
Net assets:					
Common stock	–	36,000	–	–	–
Capital surplus	–	26,000	–	–	–
Retained earnings	–	(19,341)	–	–	–
Other retained earnings	–	(19,341)	–	–	–
Unappropriated retained earnings	–	(19,341)	–	–	–
Total stockholder's equity	–	42,658	–	–	–
Net unrealized gains on securities	–	(661)	–	–	–
Total valuation and translation adjustment	–	(661)	–	–	–
Total net assets	–	41,997	–	–	–
Total liabilities and net assets	–	916,003	–	–	–

T&D financial Life Unaudited Non-Consolidated Condensed Statements of Operations

(Millions of yen)

	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	% change	Amount
Ordinary revenues	53,358	49,619	(3,738)	(7.0)	312,371
Income from insurance premiums	47,451	34,747	(12,704)	(26.8)	208,153
Insurance premiums	46,167	33,989	(12,178)	(26.4)	203,351
Ceded reinsurance recoveries	1,284	757	(526)	(41.0)	4,802
Investment income	3,824	1,317	(2,507)	(65.6)	92,291
Interest, dividends and income from real estate for rent	807	895	88	10.9	4,590
Interest income from deposits	–	–	–	–	0
Interest income and dividends from securities	714	806	92	13.0	4,224
Interest income from loans	93	88	(4)	(4.9)	366
Other income from interest and dividends	0	–	(0)	(100.0)	0
Gains from monetary trusts, net	–	283	283	–	–
Gains on sales of securities	90	119	29	32.8	502
Gains on redemption of securities	0	–	(0)	(100.0)	0
Other investment income	9	18	9	102.4	170
Gains on separate accounts, net	2,917	–	(2,917)	(100.0)	87,026
Other ordinary income	2,082	13,555	11,473	551.1	11,926
Income related to withheld insurance claims and other payments for future annuity payments	926	1,606	679	73.4	6,413
Income due to withheld insurance payments	138	49	(89)	(64.5)	470
Reversal of reserve for outstanding claims	682	493	(189)	(27.7)	2,252
Reversal of policy reserve	–	11,150	11,150	–	–
Reversal of reserve for employees' retirement benefits	291	251	(39)	(13.6)	2,752
Reversal of reserve for directors' and corporate auditors' retirement benefits	30	–	(30)	(100.0)	5
Other ordinary profit	14	5	(8)	(62.9)	30
Ordinary expenses	57,385	53,950	(3,434)	(6.0)	324,617
Insurance claims and other payments	18,804	24,874	6,069	32.3	97,131
Insurance claims	5,930	5,081	(848)	(14.3)	24,046
Annuity payments	1,248	1,251	3	0.3	5,017
Insurance benefits	3,373	3,851	477	14.2	16,686
Surrender payments	5,025	11,515	6,489	129.1	38,812
Other payments	2,714	2,104	(609)	(22.5)	9,235
Reinsurance premiums	512	1,069	557	108.8	3,334
Provision for policy and other reserves	30,827	1	(30,826)	(100.0)	192,921
Provision for policy reserve	30,826	–	(30,826)	(100.0)	192,914
Interest portion of reserve for policyholder dividends	1	1	(0)	(15.6)	6
Investment expenses	797	24,835	24,037	3,013.2	5,202
Interest expenses	0	0	(0)	(21.3)	1
Losses from monetary trusts, net	627	–	(627)	(100.0)	4,788
Losses on sales of securities	94	807	713	757.5	291
Devaluation losses on securities	55	–	(55)	(100.0)	55
Losses on redemption of securities	1	–	(1)	(100.0)	1
Foreign exchange losses, net	0	0	(0)	(64.3)	0
Other investment expenses	18	5	(13)	(72.2)	61
Losses on separate accounts, net	–	24,022	24,022	–	–
Operating expenses	4,765	3,726	(1,038)	(21.8)	20,294
Other ordinary expenses	2,189	513	(1,676)	(76.6)	9,068
Payments related to withheld insurance claims	94	116	21	22.8	543
Taxes	327	255	(71)	(21.8)	1,484
Depreciation	142	131	(11)	(8.0)	535
Provision for reserve for directors' and corporate auditors' retirement benefits	–	7	7	–	–
Amotization of goodwill	1,625	–	(1,625)	(100.0)	6,500
Other ordinary losses	0	2	2	473.3	5
Ordinary losses	4,026	4,331	304	7.6	12,246

(Millions of yen)

	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase (decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	% change	Amount
Extraordinary gains	0	0	(0)	(14.7)	1
Reversal of reserve for possible loan losses	0	0	(0)	(14.7)	1
Extraordinary losses	27	27	(0)	(2.2)	2,699
Losses on sales, disposal and devaluation of property and equipment	2	—	—	—	376
Losses on sales of fixed assets	—	7	—	—	—
Provision for reserve for price fluctuations	25	20	(5)	(20.0)	80
Other extraordinary losses	—	—	—	—	2,243
Provision for reserve for policyholder dividends	273	76	(197)	(72.1)	1,233
Loss before income taxes	4,328	4,434	106	2.5	16,178
Current income taxes	(2,816)	(1,616)	1,200	(42.6)	(6,809)
Deferred income taxes	1,557	291	(1,265)	(81.3)	2,044
Net loss	3,069	3,110	40	1.3	11,413
Unappropriated deficit at the biggining of period	4,818	—	—	—	4,818
Unappropriated deficit at the end of period	7,887	—	—	—	16,231

Supplementary Materials for the Three Months Ended June 30, 2006

Business Highlights (Non-consolidated)

Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen)

Category	As of June 30, 2005				As of June 30, 2006				As of March 31, 2006	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	330	91.5	24,312	88.3	278	84.1	19,915	81.9	286	20,708
Individual annuities	75	110.0	4,219	124.6	88	116.2	5,827	138.1	86	5,945
Individual variable annuities	36	135.1	2,808	149.3	50	140.1	4,493	160.0	49	4,595
Subtotal	406	94.5	28,531	92.3	366	90.1	25,742	90.2	373	26,654
Group insurance	-	-	17,844	89.5	-	-	15,356	86.1	-	15,160
Group annuities	-	-	470	78.2	-	-	426	90.8	-	444

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen)

Category	Three Months Ended June 30, 2005					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	2	35.9	234	33.1	234	-
Individual annuities	4	233.6	303	242.6	303	-
Individual variable annuities	4	233.6	303	242.6	303	-
Subtotal	7	78.5	537	64.5	537	-
Group insurance	-	-	-	-	-	-
Group annuities	-	-	-	-	-	-

Category	Three Months Ended June 30, 2006					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	0	0.2	0	0.3	0	-
Individual annuities	2	56.5	185	61.0	185	-
Individual variable annuities	2	56.5	185	61.0	185	-
Subtotal	2	36.3	185	34.6	185	-
Group insurance	-	-	-	-	-	-
Group annuities	-	-	-	-	-	-

Category	Year Ended March 31, 2006					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	3	17.2	341	14.3	341	-
Individual annuities	19	246.6	1,286	211.6	1,286	-
Individual variable annuities	19	246.6	1,286	211.6	1,286	-
Subtotal	23	77.8	1,627	54.3	1,627	-
Group insurance	-	-	0	5.7	0	-
Group annuities	-	-	-	-	-	-

Notes:

1. There is no conversion plan from FY2001.

2. The policy amount including increase from conversion for individual annuities is fund to be held at the time annuity payments are to commerce for an annuity.

3. The new policy amount for group annuity products is equal to the initial premium payment.

(3) Annualized Premiums

1) Policy Amount in Force

(Millions of yen)

Category	As of June 30, 2005		As of June 30, 2006		As of March 31, 2006	
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance	39,311	92.1	31,592	80.4	32,681	81.0
Individual annuities	31,150	135.4	43,152	138.5	41,436	148.0
Total	70,462	107.2	74,745	106.1	74,117	108.5
3rd Sector	8,854	96.0	7,409	83.7	7,711	81.7

2) New Policy Amount

(Millions of yen)

Category	Three Months Ended June 30, 2005		Three Months Ended June 30, 2006		Year Ended March 31, 2006	
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance	325	41.9	0	0.2	485	18.2
Individual annuities	2,942	253.8	1,796	61.0	12,545	222.5
Total	3,268	168.8	1,797	55.0	13,030	156.9
3rd Sector	203	42.7	0	0.0	293	17.3

Notes:

1. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of yen)

Category	Three Months Ended June 30, 2005				Three Months Ended June 30, 2006				Year Ended March 31, 2006	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	9	88.6	936	86.9	6	70.2	651	69.6	40	3,894
Individual annuities	0	67.2	29	63.9	0	159.8	90	309.1	3	292
Total	10	87.1	965	86.0	7	75.1	742	76.9	43	4,186

Note: Surrender and lapse amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

(5) Surrender and Lapse Rate (Surrender and lapse amount/ Policy amount in force at the beginning of fiscal year)

(%)

Category	Three Months Ended June 30, 2005	Three Months Ended June 30, 2006	Year Ended March 31, 2006
Individual insurance	3.71	3.15	15.43
Individual annuities	0.75	1.52	7.52
Total	3.31	2.78	14.37

Note: Surrender and Lapse Rate for the three months ended June 30, 2005 and 2006 are not annualized.

(6) Reconciliation to Core Profit and Non-Consolidated Ordinary Profit

a. Reconciliation to Core Profit

(Millions of yen)

Category	Three Months Ended June 30, 2005	Three Months Ended June 30, 2006	Year Ended March 31, 2006
Core Revenues	53,268	50,231	311,869
Income from insurance premiums	47,451	34,747	208,153
Insurance premiums	46,167	33,989	203,351
Ceded reinsurance recoveries	1,284	757	4,802
Investment income	3,734	913	91,788
Interest, dividends and income from real estate for rent	807	895	4,590
Gains on redemption of securities	0	-	0
Other investment income	9	18	170
Gains on separate accounts, net	2,917	-	87,026
Other ordinary income	2,082	14,569	11,926
Income related to withheld insurance claims and other payments for future annuity payments	926	1,606	6,413
Income due to withheld insurance payments	138	49	470
Reversal of reserve for outstanding claims	682	493	2,252
Reversal of policy reserves (except contingency reserve)	-	12,164	-
Reversal of reserve for employees' retirement benefits	291	251	2,752
Other ordinary profit	44	5	35
Other core revenues	-	-	-
Core Expenses	56,287	53,142	318,906
Insurance claims and other payments	18,804	24,874	97,131
Insurance claims	5,930	5,081	24,046
Annuity payments	1,248	1,251	5,017
Insurance benefits	3,373	3,851	16,686
Surrender payments	5,025	11,515	38,812
Other payments	2,714	2,104	9,235
Reinsurance premiums	512	1,069	3,334
Provision for policy and other reserves	30,508	1	192,347
Investment expenses	19	24,027	64
Interest expenses	0	0	1
Losses on redemption of securities	1	-	1
Provision for reserve for possible loan losses	-	-	-
Depreciation of real estate for rent	-	-	-
Other investment expenses	18	5	61
Losses on separate accounts, net	-	24,022	-
Operating expenses	4,765	3,726	20,294
Other ordinary expenses	2,189	513	9,068
Payments related to withheld insurance claims	94	116	543
Taxes	327	255	1,484
Depreciation	142	131	535
Provision for reserve for employees' retirement benefits	-	-	-
Other ordinary losses	1,625	9	6,505
Other core expenses	-	-	-
Core Profit	(3,019)	(2,911)	(7,037)

b. Reconciliation to non-consolidated ordinary profit (Millions of yen)

Category		Three Months Ended June 30, 2005	Three Months Ended June 30, 2006	Year Ended March 31, 2006
Core profit	A	(3,019)	(2,911)	(7,037)
Capital gains		90	403	502
Gains from monetary trusts, net		-	283	-
Gains on investment in trading securities, net		-	-	-
Gains on sales of securities		90	119	502
Gains from derivatives, net		-	-	-
Foreign exchange gains, net		-	-	-
Others		-	-	-
Capital Losses		777	807	5,137
Losses from monetary trusts, net		627	-	4,788
Losses on investments in trading securities, net		-	-	-
Losses on sales of securities		94	807	291
Devaluation losses on securities		55	-	55
Losses from derivatives, net		-	-	-
Foreign exchange losses, net		0	0	0
Others		-	-	-
Capital gains/losses	B	(687)	(404)	(4,635)
Core profit reflecting capital gains/losses	A+B	(3,707)	(3,316)	(11,672)
Other one-time gains		207	-	2,962
Ceding reinsurance comissions		-	-	-
Reversal of contingency reserve		-	-	-
Others		207	-	2,962
Other one-time losses		527	1,014	3,536
Reinsurance premiums		-	-	-
Provision for contingency reserve		527	494	3,536
Provision for specific reserve for possible loan losses		-	-	-
Provision for specific reserve for loans to refinancing countries		-	-	-
write-off loans		-	-	-
Others		-	520	-
Other one-time gains/losses	C	(319)	(1,014)	(573)
Ordinary profit (losses)	A+B+C	(4,026)	(4,331)	(12,246)

Notes:

1. The figure for the year ended March 31, 2006, includes 2,962 million yen of provision of policy reserve for minimum guarantee risks relating to valiable annuities contracted prior to March 31, 2004, which were not mandantory in the FSA regulation.

2. The figure for three months ended June 30, 2005, includes 207 million yen of provision of policy reserve for minimum guarantee risks relating to valiable annuities contracted prior to March 31, 2004.

3. The figure for three months ended June 30, 2006, includes 520 million yen of reversal of policy reserve for minimum guarantee risks relating to valiable annuities contracted prior to March 31, 2004, which were not mandantory in the FSA regulation.

(7) Negative Spread

(Millions of yen)

Category		Three Months Ended June 30, 2005	Three Months Ended June 30, 2006	Year Ended March 31, 2006
Negative Spread		1,497	1,262	4,306
	Investment yield on core profit	0.75%	0.90%	1.14%
	Average assumed investment yield	2.17%	2.16%	2.19%
	Policy reserve in general accounts	423,409	402,580	411,721

Notes:

1. Negative spread calculations:

a) For the three months ended June 30, 2005 and 2006 are calculated by the following method:

(Investment yield on core profit - Average assumed investment yield) x Policy reserve in general accounts x 1/4

b) For the year the ended March 31, 2006 is calculated by the following method:

(Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts

2. While investment yield on core profit and average assumed investment yield as in 1 above are not annualized as in the notes 3 and 4 hereunder.

3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominato

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.

5. Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:

Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at the end of fiscal year - Assumed interest) x 12

(8) Solvency Margin Ratio

(Millions of yen)

Items			As of June 30, 2005	As of June 30, 2006	As of March 31, 2006
Total solvency margin (A)			26,561	68,959	71,703
	Net Assets (less certain items)		22,112	42,658	45,768
	Reserve for price fluctuations		309	384	364
	Contingency reserve		2,125	5,629	5,134
	Reserve for possible loan losses		15	13	13
	Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		550	(944)	(749)
	Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		-	-	-
	Excess of amount of policy surrender payment		901	21,066	20,555
	Unalloted portion of reserve for policyholder dividends		-	-	-
	Future profits		547	152	616
	Deferred tax assets		-	-	-
	Subordinated debt		-	-	-
	Deductible items		-	-	-
Total risk (B) $\sqrt{R_1^2 + (R_2 + R_3 + R_7)^2} + R_4$			9,073	8,375	7,501
	Insurance risk	R_1	3,072	2,603	2,660
	Assumed investment yield risk	R_2	417	399	402
	Investment risk	R_3	2,701	2,826	2,512
	Business risk	R_4	337	307	281
	Minimum guarantee	R_7	5,059	4,410	3,796
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$			585.5%	1,646.6%	1,911.8%

Notes:

1. The above figures are calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. "Net assets (less certain items)" as of June 30, 2006 represents net assets on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate, gains on deferred hedge and estimated appropriation paid in cash. As for June 30, 2005 and March 31, 2006, "Net assets (less certain items)" above represents equity capital on the balance sheet less net unrealized gains on securities, provision for advanced

3. Minimum guarantee risks were calculated using the standard method regurated by FSA.

(9) Adjusted Net Assets

(Millions of yen)

Category	As of June 30, 2005	As of June 30, 2006	As of March 31, 2006
Adjusted net assets	42,100	60,870	64,567

Note: Foregoing were calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

(10) Asset Composition (General Account Assets)

(Millions of yen, %)

Category	As of June 30, 2005		As of June 30, 2006		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	43,358	9.2	41,995	9.0	30,582	6.4
Monetary claims purchased	-	-	-	-	-	-
Monetary trusts	7,409	1.6	9,531	2.0	7,748	1.6
Securities	370,559	78.7	383,078	82.0	398,232	83.6
Domestic bonds	264,612	56.2	331,574	71.0	311,786	65.5
Domestic stocks	365	0.1	414	0.1	481	0.1
Foreign securities	41,837	8.9	37,759	8.1	44,607	9.4
Bonds	29,540	6.3	27,555	5.9	27,566	5.8
Stocks, etc.	12,296	2.6	10,204	2.2	17,041	3.6
Other securities	63,743	13.5	13,330	2.9	41,356	8.7
Loans	14,569	3.1	13,218	2.8	13,333	2.8
Policy loans	9,360	2.0	8,148	1.7	8,261	1.7
Commercial loans	5,208	1.1	5,070	1.1	5,071	1.1
Property and equipment	157	0.0	208	0.0	125	0.0
Deferred tax asset	5,248	1.1	4,974	1.1	5,207	1.1
Deferred tax asset concerning revaluation	-	-	-	-	-	-
Other assets	29,582	6.3	14,382	3.1	21,200	4.5
Reserve for possible loan losses	(145)	(0.0)	(92)	(0.0)	(92)	(0.0)
Total assets	470,739	100.0	467,297	100.0	476,337	100.0
Foreign currency denominated assets	641	0.1	647	0.1	658	0.1

(11) Fair Value Information on Securities and Others (General Account Assets)

1) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of yen)

Category	As of June 30, 2005				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	253,403	257,962	4,558	5,253	695
Domestic bonds	224,405	229,480	5,075	5,224	149
Foreign bonds	28,998	28,482	(516)	28	545
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	115,800	116,411	611	1,369	758
Domestic bonds	40,193	40,207	13	70	57
Domestic stocks	99	201	101	101	-
Foreign securities	12,885	12,838	(47)	121	168
Bonds	597	542	(55)	-	55
Stocks, etc.	12,288	12,296	7	121	113
Other securities	62,620	63,163	543	1,075	532
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	369,204	374,373	5,169	6,623	1,453
Domestic bonds	264,598	269,687	5,088	5,295	207
Domestic stocks	99	201	101	101	-
Foreign securities	41,884	41,320	(563)	150	714
Bonds	29,595	29,024	(571)	28	600
Stocks, etc.	12,288	12,296	7	121	113
Other securities	62,620	63,163	543	1,075	532
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of June 30, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	744
Unlisted domestic stocks (excluding over-the-counter stocks)	164
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	580
Total	744

a. Securities with market value (Millions of yen)

Category	As of June 30, 2006				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	297,321	294,954	(2,367)	264	(2,631)
Domestic bonds	270,322	267,991	(2,330)	260	(2,590)
Foreign bonds	26,999	26,962	(37)	3	(41)
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	86,102	85,167	(934)	1,281	(2,215)
Domestic bonds	63,149	61,252	(1,897)	1	(1,899)
Domestic stocks	99	297	197	197	-
Foreign securities	10,694	10,770	76	146	(70)
Bonds	594	555	(38)	-	(38)
Stocks, etc.	10,099	10,214	114	146	(31)
Other securities	12,158	12,847	689	934	(245)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	383,423	380,121	(3,301)	1,545	(4,847)
Domestic bonds	333,471	329,243	(4,227)	262	(4,489)
Domestic stocks	99	297	197	197	-
Foreign securities	37,693	37,732	38	150	(111)
Bonds	27,594	27,517	(76)	3	(79)
Stocks, etc.	10,099	10,214	114	146	(31)
Other securities	12,158	12,847	689	934	(245)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value) (Millions of yen)

Category	As of June 30, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	598
Unlisted domestic stocks (excluding over-the-counter stocks)	116
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	482
Total	598

a. Securities with market value

(Millions of yen)

Category	As of March 31, 2006				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	285,920	285,309	(610)	682	(1,293)
Domestic bonds	258,921	258,231	(689)	588	(1,278)
Foreign bonds	26,999	27,078	78	93	(15)
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	112,461	111,711	(749)	1,994	(2,743)
Domestic bonds	54,868	52,865	(2,003)	0	(2,003)
Domestic stocks	99	365	265	265	-
Foreign securities	17,633	17,608	(24)	128	(153)
Bonds	595	566	(28)	-	(28)
Stocks, etc.	17,038	17,041	3	128	(125)
Other securities	39,859	40,872	1,013	1,599	(585)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	398,381	397,021	(1,360)	2,676	(4,036)
Domestic bonds	313,789	311,096	(2,693)	600	(3,293)
Domestic stocks	99	365	265	265	-
Foreign securities	44,632	44,686	53	222	(168)
Bonds	27,594	27,645	50	93	(43)
Stocks, etc.	17,038	17,041	3	128	(125)
Other securities	39,859	40,872	1,013	1,599	(585)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of March 31, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	600
Unlisted domestic stocks (excluding over-the-counter stocks)	116
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	484
Total	600

2) Fair value information on monetary trusts

(Millions of yen)

Category	As of June 30, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	7,409	7,409	-	-	-

(Millions of yen)

Category	As of June 30, 2006				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	9,531	9,531	-	-	-

(Millions of yen)

Category	As of March 31, 2006				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	7,748	7,748	-	-	-

a. Monetary trusts for investment

(Millions of yen)

Category	As of June 30, 2005		As of June 30, 2006		As of March 31, 2006	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	7,409	(627)	9,531	311	7,748	(4,406)

Note: The above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

The Company held no monetary trusts for held-to-maturity securities, policy reserve matching bonds, and available-for-sale securities as of June 30, 2005 and 2006, and as of March 31, 2006.

3) Fair value information on real estate

The Company held no real estate as of June 30, 2005 and 2006, and as of March 31, 2006.

4) Fair value information on derivative transactions

a. Gains (losses) on derivatives with and without hedge accounting

(Millions of yen)

Category	As of June 30, 2006					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	-	-	-	-	-	-
Hedge accounting not applied	-	(1,342)	(2,703)	-	-	(4,045)
Total	-	(1,342)	(2,703)	-	-	(4,045)

Note: Gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

b. Interest-related transactions

The Company held no interst-related derivative instruments as of June 30, 2005 and 2006, and March 31, 2006.

c. Currency-related transactions

(Millions of yen)

Category	As of June 30, 2005				As of June 30, 2006				As of March 31, 2006			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year				Over 1 Year		
Currency options:												
Sold:												
Call	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
U.S. dollar	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Euro	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Pound	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Canada dollar	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Bought:												
Call	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	27,300	23,834			36,260	32,987			29,401	26,945		
	[2,961]	[2,924]	[2,423]	[(537)]	[4,380]	[4,291]	[3,038]	[(1,342)]	[3,446]	[3,393]	[1,918]	[(1,528)]
U.S. dollar	15,421	13,541			23,541	21,415			16,966	15,536		
	[1,814]	[1,793]	[1,415]	[(399)]	[3,051]	[2,991]	[2,352]	[(698)]	[2,159]	[2,125]	[1,203]	[(955)]
Euro	11,878	10,292			12,719	11,572			12,435	11,408		
	[1,146]	[1,131]	[1,008]	[(138)]	[1,329]	[1,300]	[685]	[(644)]	[1,287]	[1,267]	[714]	[(572)]
Pound	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Canada dollar	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Total				(537)				(1,342)				(1,528)

Note: Parenthesized figures are option premiums.

d. Stock-related transactions

(Millions of yen)

Category	As of June 30, 2005				As of June 30, 2006				As of March 31, 2006			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year				Over 1 Year		
Stock index options:												
Sold:												
Call	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Bought:												
Call	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	42,336	38,296			71,364	66,381			63,940	59,531		
	[3,542]	[3,510]	[3,502]	[(40)]	[8,082]	[7,940]	[5,378]	[(2,703)]	[7,014]	[6,908]	[4,185]	[(2,828)]
Total				(40)				(2,703)				(2,828)

Note: Parenthesized figures are option premiums.

e. Bond-related transactions

The Company held no bond-related derivative instruments as of June 30, 2005 and 2006, and March 31, 2006.

f. Others

The Company held no other derivative instruments as of June 30, 2005 and 2006, and March 31, 2006.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Amendment to Annual Securities Report

An amendment to the Annual Securities Report for the 2nd fiscal year (from April 1, 2005 through March 31, 2006) was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on July 14, 2006. The amendment to the annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.